PE 1/20/2015



UNITED STATES NO ACT Received SEC
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAR 10 2015

Washington, DC 20549



DIVISION OF
CORPORATION FINANCE



15005723

March 10, 2015

Kimberly D. Pittman
CBS Corporation
kim.pittman@cbs.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-10-15

Re: CBS Corporation
Incoming letter dated January 20, 2015

Dear Ms. Pittman:

This is in response to your letters dated January 20, 2015 and February 27, 2015 concerning the shareholder proposal submitted to CBS by Amy Ridenour. We also have received a letter from the proponent dated February 23, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Amy Ridenour
aridenour@nationalcenter.org

March 10, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CBS Corporation
Incoming letter dated January 20, 2015

The proposal requests that management review its policies related to human rights to assess areas in which the company may need to adopt and implement additional policies and to report its findings. The proposal also provides that "the review can consider whether the company's policies permit employees to take part in his or her government free from retribution."

There appears to be some basis for your view that CBS may exclude the proposal under rule 14a-8(i)(7), as relating to CBS's ordinary business operations. In this regard, we note that the proposal relates to CBS's policies concerning its employees. Accordingly, we will not recommend enforcement action to the Commission if CBS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which CBS relies.

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

KIMBERLY D. PITTMAN
VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL
CORPORATE AND SECURITIES


CBS
CORPORATION

CBS CORPORATION
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6188
(212) 975-5896
FAX: (212) 597-4063
kim.pittman@cbs.com

VIA EMAIL (shareholderproposals@sec.gov)

February 27, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CBS Corporation – Response to Proponent Letter dated February 23, 2015 (in connection with No-Action Request Letter dated January 20, 2015 Relating to the Shareholder Proposal Submitted by Amy Ridenour)

Ladies and Gentlemen:

We refer to the letter dated January 20, 2015 (the "No-Action Request"), filed on behalf of CBS Corporation, a Delaware corporation (the "Company") under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), pursuant to which we requested confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") would not recommend to the Commission that enforcement action be taken, if the Company excludes the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Amy Ridenour (the "Proponent") from the Company's proxy statement and form of proxy (together, the "2015 Proxy Materials") to be distributed to the Company's stockholders in connection with its 2015 annual meeting of stockholders (the "2015 Annual Meeting").

This letter is in response to the letter to the Staff dated February 23, 2015, submitted by the Proponent (the "Proponent's Response"), and supplements the Company's No-Action Request. For the reasons set forth below and in the No-Action Request, the Company continues to believe that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8 of the Act. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

I. **The Proposal May be Excluded Under Rules 14a-8(i)(3) Because the Proposal is Impermissibly Vague and Indefinite so as to be Inherently Misleading**: ***The Proponent's Response misapplies Staff guidance and no-action precedent with respect to Rule 14a-8(i)(3).***

For the reasons discussed in the No-Action Request, both the Proposal's resolution when reviewed separately, as well as the supporting statement when read together with the resolution in an attempt to interpret the Proposal, are vague and indefinite in accordance with Staff guidance and no-action precedent. Stockholders voting on the Proposal, and the Company in implementing the Proposal, would not be able to determine with reasonable certainty exactly what actions or measures the Proposal requires, particularly given the resolution's ambiguous, sweeping request that "management review its policies related to human rights," the vagueness of which is not solved by the remainder of the Proposal. *See* Staff Legal Bulletin No. 14B (CF) (Sept. 15, 2004) ("SLB 14B"). Specifically, the whereas clauses and the supporting statement solely focus on anti-retaliation protections for employees who wish "to take part in his or her government" and thus fail to explain the meaning of, among other terms, "human rights," which denotes either multiple types of human rights or human rights as a general concept. As a result, the broad, ill-defined resolution appears disconnected from the remainder of the Proposal, which is focused on one issue. Applying the Staff's guidance in SLB 14B, there is a strong likelihood that a reasonable shareholder would be uncertain as to whether she is being asked to vote on (i) a proposal related to management's fulsome review of any and all Company policies related to any and all human rights, or (ii) a proposal related to management's review of Company policies to evaluate anti-retaliation protections for employees taking part in government.

The Proponent's Response overlooks the appropriate Staff guidance and no-action precedent cited in our No-Action Request and mischaracterizes the Company's analysis. In addition, the Proponent's Response cites SEC no-action precedent that is clearly distinguishable and otherwise mischaracterizes its relevance.

Making a point that is not in dispute, the Proponent cites two Staff no-action letters, *E.I. du Pont* (avail. February 28, 2008) and *Safeway Inc.* (avail. March 17, 2010), to assert that the Staff has repeatedly allowed, over Rule 14a-8(i)(3) objections, a proposal that makes a general request and then uses "suggestive language" to define that request. The Proponent uses *E.I. du Pont* to argue that the Proposal should not be excluded under Rule 14a-8(i)(3), since the Proposal at bar, like the *E.I. du Pont* proposal, "makes a broad ask and then uses suggestive, rather than mandatory, language to clarify the route the Company should take in executing" it. The Proponent's Response uses *Safeway* in a different way, arguing that if the Staff determined that the *Safeway* proposal was not impermissibly vague under Rule 14a-8(i)(3), as it reflected an "absurdly ambitious request" followed by "amorphous principles," then comparatively, the Proposal at bar should pass muster.

These arguments and citations are not responsive to the substantive issue in dispute. First, the primary point the Proponent's Response is making here – that there have been proposals comprised of a general request, and suggestions to define that request, which have survived a Rule 14a-8(i)(3) challenge – is not in dispute and is not responsive to the substantive argument in the No-Action Request that the Proposal is impermissibly vague and indefinite under Rule 14a-8(i)(3). The No-Action Request argues that the general request in the Proposal was, in fact, not adequately defined by the Proposal's suggested language under Rule 14a-8(i)(3).

Secondly, *Safeway* fails to support the Proponent's argument, which in and of itself does not address the substantive issue in dispute. The *Safeway* proposal urged Safeway's board "to adopt principles for national and international action to stop global warming, *based upon the following six principles:*" (emphasis added). These principles identified specific and various means of combatting global warming and were even characterized by Safeway, which was arguing to exclude the proposal on vague and indefinite grounds, as "six, very detailed and specific principles." We agree with the Proponent that both the *Safeway* proposal and the Proposal at bar involve a broad 'ask,' but that's where the similarity ends. The former clearly defines exactly what it means by "principles for national and international action to stop global warming," while the Proponent asks for a review of "human rights" policies, without adequately defining what that means, as discussed in the No-Action Request and herein.

For the reasons articulated above, the Proponent's references to *E.I. du Pont* and *Safeway* do not address the substantive arguments in the No-Action Request that the Proposal is impermissibly vague and indefinite and otherwise fail to support the Proponent's argument that the Proposal is not excludable under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal: *The Proponent's Response misinterprets the "Substantially Implemented" standard under Rule 14a-8(i)(10).*

Assuming *arguendo* that the Proposal is not determined to be vague and indefinite, the Proposal has been substantially implemented under Rule 14a-8(i)(10) in accordance with Staff no-action letter precedent, regardless of whether one interprets the Proposal expansively (under interpretation (i) above) or narrowly (under interpretation (ii) above).[1] As more fully discussed in the No-Action Request, if we assume interpretation (i) above, we would start with the Company's Business Conduct Statement ("BCS") and Supplier Compliance Policy ("SCP"), as they represent the Company's most comprehensive documents identifying various human rights issues; if we assume interpretation (ii) above, we would look to our policy specifically addressing political participation of employees in the BCS entitled "Political Contributions and Payments" (the "CBS Political Policy"). In the Proponent's Response, the Proponent does not challenge our argument that the Proposal has been substantially implemented under interpretation (i). The Proponent only challenges our assertion that the Proposal has been substantially implemented under interpretation (ii).

In arguing that the Proposal has not been substantially implemented, the Proponent's Response ignores a critical standard articulated by the Staff. As discussed in the No-Action Request, the Staff has consistently concurred that a proposal has been "substantially implemented," and may be excluded under Rule 14a-8(i)(10), when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of the

[1] Despite the Proponent's assertions that our argument under Rule 14a-8(i)(10) undermines our argument under Rule 14a-8(i)(3), the fact that the Company has done the work to consider options on how to implement this Proposal does not mean this Proposal was not impermissibly vague under Rule 14a-8(i)(3) to begin with.

proposal. A long line of Staff no-action letter precedent has permitted exclusion of a shareholder proposal when a company has substantially implemented the essential objective of that proposal, even if achieved by means other than those suggested by the shareholder proponent. *See e.g., Pfizer Inc.* (avail. Jan. 11, 2013) (concurring on exclusion of a proposal requesting a report on efforts to reduce animal testing, when the company had already published a report on such efforts); *Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010) (concurring on exclusion of a proposal requesting adoption of global warming principles, when the company had policies reflecting at least to some degree the proposed principles); *ConAgra Foods, Inc.* (avail. July 3, 2006) (concurring on exclusion of a proposal seeking a sustainability report, when the company was already providing information generally of the type proposed to be included in the report); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring on exclusion of a proposal recommending verification of employment legitimacy, when the company was already acting to address these concerns); *Talbots Inc.* (avail. Apr.5, 2002) (concurring on exclusion of a proposal requesting implementation of a code of corporate conduct based on the United Nations International Labor Organization standards, when the company had established its own business practice standards); and *The Gap, Inc.* (avail. Mar.16, 2001) (concurring on exclusion of a proposal requesting a report on child labor practices of suppliers, when the company had established a code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with shareholders).

In the Proponent's Response, the Proponent compares the focus of her Proposal ("whether an employee may engage in political activity free from retribution") with the language used in the CBS Political Policy to address the issue (that such Policy "is not intended to discourage or prohibit our employees ...from participating in the political process... or... engaging in political activities"). When boiled down, the Proponent's argument seems to be that the Proposal is not substantially implemented, through our existing CBS Political Policy, since it uses the phrase "is not intended to discourage or prohibit," and not the Proponent's specific phraseology "free from retribution." As discussed above, the Staff's no-action letter precedent does not support this interpretation. The wording of the Company's CBS Political Policy reflects management's judgment with respect to the Company by considering the political, business, and legal risks affecting the Company; it is not required to be identical to the Proponent's "suggested" language to meet the "substantially implemented" standard.

In fact, other parts of the Proponent's Response also do not support the Proponent's interpretation here. On page 4, the Proponent asserts that her "Proposal makes a broad ask and then uses suggestive, rather than mandatory, language to clarify the route the Company should take in executing the Proposal." We agree. The Proposal does not request explicit amendments or identify specific requirements as to the language the Company should include in its policy or policies. Even if it did, the applicable Staff standard with respect to excluding shareholder proposals under Rule 14a-8(i)(10) is still met. As we have demonstrated in this letter and in the No-Action Request, the Company has already taken actions to address the underlying concerns and essential objectives of the Proposal, through its recently reviewed and publicly available BCS, which includes the CBS Political Policy, and SCP - no matter how the Proposal is interpreted.

III. <u>The Proposal may be Excluded Under Rule 14a-8(i)(7) Because it Deals with a Matter Related to the Company's Ordinary Business Operations</u>*: The Proponent's Response ignores Staff guidance and no-action letter precedent that, when applied to the Proposal as a whole, (A) directly supports the exclusion of the Proposal, as it relates to ordinary business operations, and (B) confirms that the focus of the Proposal is not a significant policy issue.*

A. The Proponent's Response both ignores relevant, and mischaracterizes irrelevant, Staff no-action letter precedent in asserting that the Proposal does not impermissibly relate to ordinary business matters under Rule 14a-8(i)(7).

As discussed in the No-Action Request, we believe that the Proposal may be excluded from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(7) because it primarily focuses on a topic -- protections for employees to take part in government without retaliation in the workplace -- that has consistently, recently and unequivocally been deemed excludable by the Staff as relating to a company's ordinary business operations. Our No-Action Request cites multiple examples of Staff no-action precedent in support of this assertion. For example, in *The Walt Disney Company* (avail. Nov. 24, 2014), the Staff concurred with the exclusion of a proposal that requested that the board consider "adopting anti-discrimination principles that protect employees' human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace," noting that "the proposal relates to Disney's policies concerning its employees." In its no-action request, Disney argued that the proposal's inclusion of the term "human rights" did not automatically convert the topic of the proposal into a significant policy issue. The Staff agreed. *See also Yum! Brands, Inc.* (avail. Jan. 7, 2015); *Bristol-Myers Squibb Company* (avail. Jan. 7, 2015); *Deere & Company* (avail. Nov. 14, 2014); and *Costco Wholesale Corp.* (avail. Nov. 14, 2014).

The Proponent's Response asserts that the Proposal's resolution focuses on "human rights," a topic which has survived Rule 14a-8(i)(7) challenges with respect to certain shareholder proposals. However, the Staff has concurred with the exclusion of numerous shareholder proposals that include a facially neutral resolution featuring an otherwise permissible topic, surrounded by a supporting statement focused on a particular issue deemed by the Staff to relate to ordinary business operations. For example, in *Johnson & Johnson* (avail. Feb. 10, 2014), the Staff concurred in the exclusion of a shareholder proposal in which the resolution focused on general political activities (not excludable under Staff no-action precedent), whereas the remaining statements of the proposal focused on particular political expenditures relating to the company's business operations (excludable). Johnson & Johnson argued that, even though the resolution was facially neutral, "the [p]roposal's supporting statement is largely dedicated to a single issue . . . making it clear that the Proposal is intended to address the Company's political contributions as they relate to support of or opposition to" a single piece of legislation. The Staff agreed, stating that "the proposal and supporting statement, when read together, focus primarily on . . . [the company's] specific political contributions that relate to the operation of [the] business" – an excludable topic under Rule 14a-8(i)(7) – "and not on [its] general political activities" – a topic not excludable under the Rule. *See also CVS Caremark Corporation* (avail. Feb. 19, 2014) (concurring in the exclusion of a proposal calling for the adoption of health care reform principles in the resolution, but in the surrounding statements advocating for specific legislative initiatives deemed to relate to the company's ordinary business operations); *Bristol-Myers Squibb Co.* (avail. Jan. 29, 2013) (concurring in the exclusion of a proposal requesting disclosures on lobbying activities, but in the surrounding statements focusing on a specific piece of legislation deemed to relate to the company's ordinary business operations); *PepsiCo., Inc.* (avail. March 3, 2011) (concurring in the exclusion of a proposal calling for a general report on the company's legislative and regulatory public policy priorities, but in the surrounding statements focusing on specific legislation deemed to relate to the company's ordinary business operations). Just as in *Johnson & Johnson* and the other Staff precedent cited, the Proposal includes a facially neutral resolution (requesting a review of human rights policies), surrounded by statements that are singularly focused on protections for employees to take part in government without retaliation in the workplace – once again, a topic that has consistently been deemed excludable by the Staff under Rule 14a-8(i)(7).

The Proponent's Response disregards this clear, relevant and timely Staff no-action precedent.

Instead, the Proponent's Response relies heavily on *Halliburton Company* (avail. Mar. 9, 2009), in which the Staff declined to concur in the exclusion of a proposal based on Rule 14a-8(i)(7). The Proponent argues that, since the Proposal's <u>resolution</u> is the same as the one in *Halliburton*, then her Proposal should pass muster in this instance as well. This application of *Halliburton* ignores the Staff no-action precedent noted above. Also, as discussed fully in our No-Action Request, *Halliburton* is clearly distinguishable from the Proposal. In the *Halliburton* proposal, both the resolution and the statements surrounding the resolution were focused on the general topic of human rights, whereas the statements surrounding the resolution in the Proposal at bar are singularly focused on one topic (protections for employees to take part in government free from retribution) and do not go further to define fully or reflect the scope of the resolution's facially neutral topic. Thus, the *Disney* and *Johnson & Johnson* lines of no-action letters are on point and more appropriate to apply to this analysis of the Proposal under Rule 14a-8(i)(7) than *Halliburton*.

The Proponent also relies on *Exxon Mobil* (avail. March 20, 2012) and *Abbott Laboratories* (avail. Feb. 28, 2008), both of which involved proposals deemed permissible by the Staff, to assert that, since these proposals contemplated "direct more exacting changes to corporate workforce management" than her Proposal, then it cannot be said to impermissibly interfere with the Company's business operations. The *Exxon* proposal related to a request for an equal employment opportunity policy amendment to prohibit sexual orientation discrimination, and the *Abbott* proposal related to a request for a human rights policy amendment to address the right to access medicines. In contrast, the Staff no-action letter precedent we cite above and in the No-Action Request (*e.g., Disney*) is directly related to the topic of the Proposal at bar and clearly should control the analysis over *Abbott* and *Exxon*, which involve substantively different issues.

B. The Proponent's Response both ignores relevant, and mischaracterizes irrelevant, Staff no-action letter precedent to assert that her Proposal focuses on a "significant policy issue," rendering it permissible under Rule 14a-8(i)(7).

The Commission has stated that proposals relating to ordinary business matters that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters and raise policy issues so significant that would be appropriate for a shareholder vote." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). Importantly, in assessing whether the proposal relates sufficiently to a significant social policy issue under Rule 14a-8(i)(7), the Staff considers "both the resolution and the supporting statement as a whole." *See* Staff Legal Bulletin No. 14C (CF) (June 28, 2005) ("SLB 14C").

The Proponent's Response claims that the Proposal relates to a significant social policy issue, in that the resolution of the Proposal focuses on "human rights," which the Staff has identified as a "significant policy issue" in certain proposals. However, as discussed throughout this letter and the No-Action Request, the core focus of the Proposal, when viewing the resolution and the supporting statement as a whole in accordance with SLB 14C, is on protections for employees to take part in government free from retribution. The statements surrounding the Proposal's resolution are singularly focused on this particular topic and not on the broader policy issue of human rights generally.

The Staff has repeatedly declined to declare this topic as a "significant policy issue." *See Yum! Brands, Inc.* (avail. Jan. 7, 2015); *The Walt Disney Company* (avail. Nov. 24, 2014); *Deere & Company* (avail. Nov. 14, 2014); and *Costco Wholesale Corp.* (avail. Nov. 14, 2014). The Staff has even been asked by one proponent (an organization for which the Proponent is the Chairman) on multiple occasions to reconsider its stance (the "Review Requests"), and the Staff has declined to do so. *See, e.g., Deere & Company* (*recon. and review denied* Jan. 5, 2015) (declining proponent's request that the Staff submit to the Commission a request that it (i) review the Staff's no-action response, in which it granted no-action relief based on Rule 14a-8(i)(7), noting that the proposal related to "Deere's policies concerning its employees," in spite of proponent's argument that "the freedom to engage in the political process and civic activities" is a significant policy issue, and (ii) declare this freedom a significant policy issue); *The Walt Disney Company* (*recon. and review denied* Jan. 5, 2015) (same); *Costco Wholesale Corp.* (*recon. and review denied* Jan. 5, 2015) (same). In the Proponent's Response, the Proponent reproduces the same data points included in the Review Requests to support her argument that "engaging in the political process and civic engagement" is a significant policy issue. These same arguments have repeatedly failed to persuade the Staff that this topic is a significant policy issue, and we believe the same conclusion is warranted in this instance.

Conclusion

Based on the analysis set forth in this letter and in the No-Action Request, we respectfully reiterate our request that the Staff concur that it will take no action if the Company excludes the Proposal in its entirety from the 2015 Proxy Materials. Should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 975-5896; Lawrence P. Tu, our Senior Executive Vice President and Chief Legal Officer at (818) 655-1120; or Angeline C. Straka, our Executive Vice President, Deputy General Counsel and Secretary at (212) 975-5889.

Very truly yours,



cc: Amy Ridenour
Lawrence P. Tu (CBS Corporation)
Senior Executive Vice President and Chief Legal Officer
Angeline C. Straka (CBS Corporation)
Executive Vice President, Deputy General Counsel and Secretary

February 23, 2015

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of Amy Ridenour, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

I am writing in response to the letter of Kimberly D. Pittman on behalf of CBS Corporation (the "Company") dated January 20, 2015, requesting that your office (the "Commission" or "Staff") take no action if the Company omits my Shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

RESPONSE TO CBS'S CLAIMS

My Proposal follows the pattern of many previously allowed proposals. The Staff has already ruled that proposals that are substantially similar to mine do not interfere with corporate ordinary business operations nor are they impermissibly vague. Also, as my Proposal is centered on the significant policy issue of human rights and focuses on the most significant policy issue of our time as well, political activity and civic engagement, it cannot be said to interfere with the Company's ordinary business. Furthermore, the Company's evidence that it has substantially implemented my Proposal proves just the opposite. It shows that CBS has yet to implement the actions called for in my Proposal.

The Company has the burden of persuading the Staff that it may exclude my Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I. The Company May Not Omit My Proposal in Reliance on Rule 14a-8(i)(3) Since It Makes a Concise Request and It Mirrors Prior Proposals That the Staff Have Ruled are Not Impermissibly Vague

Under Rule 14a-8(i)(3), a proposal can be excluded if "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB 14B").

The plain language contained within the four corners of my proposal belies the Company's claim that my Proposal is impermissibly vague. The Staff's Rule 14a-8(i)(3) precedent also makes clear that my Proposal contains sufficient clarity. My Proposal explicitly calls for the Company to review its human rights policies and suggests the Company evaluate whether those policies allow Company employees to freely engage with their government. Nothing about this request is confusing. Furthermore, the Staff has consistency ruled that proposals may contain broad requests in the resolved section that are narrowed by the remainder of the proposal, as mine does.

Part A. My Proposal Makes a Clear Request for a Human Rights Review

The Company claims that my Proposal is rife with elusive and indefinite phrases that are impossible to discern. The Company sells itself short.

My Proposal simply "requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015."

The Company has policies related to human rights. It admits as much in its argument that it has substantially implemented my Proposal. In that section, the Company even admits that it has "several core Company policies currently in place, that are periodically reviewed, which address various human rights issues."

Despite this clear admission, the Company complains that my Proposal's vagueness requires it to define human rights. According to the Company, my failure to provide a definition of "human rights" renders my Proposal completely incoherent. Yet, the Company clearly knows what its human rights policies are, otherwise, what does it periodically review? Furthermore, the Company complains that it doesn't understand my request that it "assess areas" where it may need to alter or augment these human rights policies. Surely this is exactly what the Company already does when it conducts periodic reviews. Presumably the Company assesses is policies and makes changes it deems necessary.

The Company next claims that the "remainder of the Proposal cannot be used to interpret the resolution, as it also contains terms that are vague and indefinite." Specifically, the Company does not understand what it means for a person to take part in her government. The Proposal all but defines this for the Company by providing an example. The right to engage in one's government free from retribution is contained in the example language from Coca-Cola's employee code that states: "Your job will not be affected by your personal political views or your choice in political contributions." Dictionaries provide examples as a way to explain words. My Proposal provides a clear example. The Company is simply ignoring what is right in front of it.

Each section of a shareholder proposal is not to be read in a vacuum. Rather, the Staff evaluates proposals in their entirety. *See generally*, Staff Legal Bulletin No. 14C (CF) (June 28, 2005) ("SLB 14C"). The Company seems to divide my Proposal into multiple segments and evaluate phrases as though on an island. By doing so, it seems to feign confusion with common English syntax.

The Company's contrived mystification with the English language is transparent and mocks the entire Rule 14a-8 no-action process. The Staff should not suffer such chicanery.

Part B. My Proposal Makes a General Request for a Human Rights Review and Then Uses Suggestive Language to Define that Request – A Pattern the Staff Has Repeatedly Allowed

In *Safeway Inc.* (avail. March 17, 2010), the Staff ruled that a proposal asking the company to adopt principles to stop global warming was not vague. That proposal stated: "RESOLVED: The shareholders of Safeway Inc. (the 'Company') urge the Board of Directors (the 'Board') to adopt principles for national and international action to stop global warming." That absurdly ambitious request was followed by such amorphous principles as "reduce emission levels to levels guided by science." What emission levels and what science? The proposal did not say. Yet the staff ruled: "We are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires"

The *Safeway* proposal also requested that the company "[e]nsure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming." The Staff ruled that the company and the shareholders could easily determine what action was required to carry out this seemingly impossible task.

As the Staff ruled that the *Safeway Inc.* proposal did not contravene Rule 14a-8(i)(3) then, surely mine does not now.

In *E.I. du Pont* (avail. February 28, 2008), the Staff allowed a proposal, over a Rule 14a-8(i)(3) no-action request in which the proposal requested "that the Board of Directors prepare by October 2008 at reasonable expense and omitting proprietary information Global Warming Report. The report *may describe* and discuss how action taken to date by Dupont to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided." (Emphasis added).

The primary ask of the *E.I. du Pont* proposal was for a "Global Warming Report." That was all. The only qualification was suggestive. The proponent noted that the report "may describe" certain affects the company's climate change mitigation efforts had on certain events. So too my Proposal "requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings" and then notes that "[i]f management chooses, the *review can consider* whether the Company's policies permit employees to take part in his or her government free from retribution." (Emphasis added). Following the pattern of the permissible proposal in *E.I. du Pont*, my Proposal makes a broad ask and then uses suggestive, rather than mandatory, language to clarify the route the Company should take in executing the Proposal.

As the Staff ruled that the *E.I. du Pont* proposal did not contravene Rule 14a-8(i)(3) then, surely mine does not now.

My Proposal employs precise language to make a direct request that the Company review its human rights policies and suggests that that review consider whether its employees are free to engage their government without the potential for retribution. This follows a pattern that the Staff has previously allowed over Rule 14a-8(i)(3) objections. Therefore, my Proposal should proceed to the CBS shareholders for a vote.

Section II. The Company May Not Omit My Proposal Because it Has Not Implemented It in Any Meaningful Sense

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which *already have been favorably acted upon* by management." See Exchange Act Release No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco, Inc.* (avail. March 8, 1991).

My Proposal asks the Company to review (and potentially amend) its human rights policies and suggests that management consider whether these policies allow Company employees to engage in their government free from retribution. The Company's evidence that purports to show it has implemented my request makes it clear that the CBS has fallen short of the Rule 14a-8(i)(10) exclusion requirements.

The Company notes that it has a policy that "is not intended to discourage or prohibit our employees, officers, or directors from voluntarily making personal political contributions, from participating in the political process on their own time at their own expense." The Company also notes that this and other human rights policies undergo periodic reviews. However, at no point in its 11-page no-action letter does the Company claim that these reviews have ever considered whether an employee may engage in political activity free from retribution, nor does the Company claim that it has any policy that specifically addresses this issue.

As long as the Company maintains the power to trample its workforces' human rights by punishing, demoting or firing an employee for engaging in political or civic activities, the Company cannot be said to have substantially implemented my Proposal. Therefore, my Proposal should proceed to the CBS shareholders for a vote.

Section III. The Proposal May Not be Excluded as Interfering With Ordinary Because the Staff has Already Ruled that a Nearly Identical Proposal Did not Contravene Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The pertinent portion of my Proposal, the resolved section, states: "the proponent requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015."

The Staff has already unequivocally ruled that this exact request does not violate ordinary business operations as contemplated by the Rule 14a-8(i)(7) exemption.

In *Halliburton Company* (avail. March 9, 2009), the proponents made the same ask as I am making now. The resolved section of that proposal stated: "Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009." The Staff rejected the company's request to omit the proposal, noting, "[w]e are unable to concur in your view that Halliburton may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

As the Staff allowed the *Halliburton* proposal over an ordinary business exemption argument in 2009, it should allow my Proposal now.

In *Halliburton*, the company even made the same exact argument for exclusion as CBS does now. Specifically, Halliburton argued that the proposal interfered with its ordinary business operations since it focused on its "management of the workforce." CBS similarly argues that my Proposal "relates to the Company's *management of its workforce* and employee relations." Emphasis added.

The Staff's decision in *Halliburton* makes it clear that a request for a review of human rights policies and potential implementation of new or amended principles does not impermissibly infringe on a company's management of its workforce. Therefore, my Proposal should properly proceed to the Company's shareholders for a vote.

The Staff has also allowed Proposals that contemplated direct more exacting changes to corporate workforce management than my Proposal.

In *Abbott Laboratories* (avail. February 28, 2008), the Staff allowed a proposal that asked the Company to alter its human rights policies. Specifically, the resolved section of the proposal stated: "Shareholders request that the board amend the company's human rights policy to address the right to access to medicines and report to shareholders on the plan for implementation of such policy." My Proposal asks for much less. It only seeks to have the Company review its policies and make any alterations should it decide to do so. The Staff rejected Abbott Laboratories' no-action request and noted "[w]e are unable to concur in your view that Abbott may exclude the proposal under rule 14a-8(i)(7). Accordingly we do not believe that Abbott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

If the *Abbott Laboratories* proposal did not interfere with ordinary business in 2008, mine does not now.

Similarly, in *Exxon Mobil* (avail. March 20, 2012), the Staff allowed a proposal that sought to directly alter the company's hiring policies and foundational documents in a way that directly interfered with the company's management of its workforce and employee relations. The proposal's resolved section stated: "The Shareholders request that Exxon Mobil amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantially implement the policy." My Proposal does not go nearly as far. It only requests that the Company review its human rights policies and *if the Company chooses it can consider* whether to protect its workers from political discrimination. This choice is entirely up to CBS. The Staff determined that the Exxon Mobil proposal did not violate Rule 14a-8(i)(7).

If the *Exxon Mobil* proposal did not interfere with ordinary business in 2012, mine does not now.

The pertinent portions of my Proposal are the same as that in *Halliburton*. The Staff has unmistakably ruled that proponents may request that companies review their human rights policies. In fact, *Abbott Laboratories* and *Exxon Mobil* stand for the proposition that proponents are permitted to make even more direct asks resulting in direct alteration of company policies that affect workforce management and employee relations. Therefore, the Proposal should proceed to CBS's shareholders for a vote.

Section IV. Even if the Staff Agrees that My Proposal Touches a Matter of Ordinary Business, It is Still Non-Excludable Since it Focuses on a Significant Policy Issue

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

Mine is such a proposal.

The Company bears the burden of demonstrating that the Proposal does not raise a substantial social policy issue. The Company's letter fails to meet this requirement.

Part A. My Proposal Should Be Allowed to Proceed to the Shareholders for a Vote Because it Focuses on the Significant Social Policy Issue of Human Rights

The Staff has been unambiguous in declaring that proposals asking for companies to address significant social policy issues such as human rights fall outside of the Rule 14a-8(i)(7) ordinary business exemption.

My Proposal also focuses on human rights. According to the Article 21 of the United Nations' Universal Declaration of Human Rights:

> (1) Everyone has the right to take part in the government of his country, directly or through freely chosen representatives.
> (2) Everyone has the right of equal access to public service in his country.
> (3) The will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections which shall be by universal and equal suffrage and shall be held by secret vote or by equivalent free voting procedures.

In seeking to exclude my Proposal, CBS is attempting to preserve the authority to undermine its employees' human right to take part in his or her government. The Staff should allow my Proposal to proceed to the shareholders for a vote since it is focused on human rights.

Part B. Engaging in the Political Process and Civic Engagement is, In and of Itself, a Significant Social Policy Issue

Assuming *arguendo* that the Staff disagrees with the United Nations and does not consider the right to engage in ones government to be a human right, the topic of my Proposal, in and of itself, is a significant policy issue.

For a topic to rise to the level of becoming a significant policy issue, the Commission evaluates whether that topic is the subject of widespread and/or sustained public debate.

The metrics on the vastness of debate around these issues are almost immeasurable.

In the 2012 presidential election, 130,292,355 ballots were counted out of a total of 222,381,268 eligible voters. Between each major political party, presidential candidate and primary political action committee, about $2 billion was raised and spent. And all of that was for just one election.

A Google News search conducted on February 13, 2015 for the term "politics" yielded more 154 million results.

The number of political debates, opinion articles, legal cases, news articles, television newscasts, radio programs, political paraphernalia, podcasts, Facebook posts, Twitter messages, grade school, high school, college and graduate courses, fliers, bumper stickers, commercials and the sheer amount of money spent on political engagement and civic activity dwarfs every single other significant policy issue combined.

I request that the Commission compare this limitless list of widespread debate with the amount of public debate concerning the following issues – all of which the Staff have determined are significant policy issues:

Net Neutrality

In AT&T Inc. (avail. February 10, 2012), the Staff declared that "[i]n view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no-action contest, the proponent cited to some news sources and political debates as evidence that the debate over net neutrality was widespread. This evidence pales in comparison to mine.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Humane Treatment of Animals

In Coach Inc. (avail. August 19, 2010), the Staff ruled proposals that focus on the human treatment of animals may not be excluded in reliance on Rule 14a-8(i)(7) as they raise significant policy considerations. In that no-action contest, the proponent offered almost no evidence about any widespread public debate over the human treatment of animals, yet the Staff concurred that is was a significant public policy issue.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

CEO Succession Planning

In SLB No. 14, the Commission stated that "[w]e now recognize that CEO succession planning raises a significant policy issue regarding the governance of the corporation that transcends the day-to-day business matter of managing the workforce. As such, we have reviewed our position on CEO succession planning proposals and have determined to modify our treatment of such proposals. Going forward, we will take the view that a company generally may not rely on Rule 14a-8(i)(7) to exclude a proposal that focuses on CEO succession planning."

If there is a debate over CEO succession planning, it is inconceivable that it is as vast as the debate surrounding politics and policies.

Impact of Non-Audit Services on Auditor Independence

In Walt Disney Co. (avail. December 18, 2002) and Dominion Resources, Inc. (avail. March 10, 2002), the Staff ruled that the companies could not exclude proposals that asked them to adopt a policy that outside public accounting firms could not be used to perform non-audit services due to the widespread public debate surrounding the issue.

Certainly, the Commission does not mean to suggest that the magnitude of debate surrounding corporate uses of accounting firms is more important than the debate over politics/policy.

Removing Genetically Modified Organisms From Products

The Staff has also allowed proposals that call on companies to remove all genetically modified organisms from the products which it sells and manufactures, because, in the Staff's opinion this debate is so widespread as to constitute a significant policy issue. See Kroger Co. (avail. April 12, 2000); Kellogg Co. (avail. March 11, 2000); Safeway Inc. (avail. March 23, 2000).

People like to know what they eat, but in the most recent election just a few states considered the issue. And, again, this is just the debate over one specific policy issue. It cannot possibly trump the vastness of debate surrounding all political/policy issues.

Retail Placement of Cigarettes

In R.J. Reynolds Tobacco Holdings, Inc. (avail. March 7, 2000), the Staff ruled that the retail placement of cigarettes in order to prevent theft by minors was a significant policy issue.

Diversity Policies and Efforts to Implement Them

In Circuit City Stores, Inc. (avail. April 3, 1998), the Staff ruled that diversity policies and efforts to implement them was significant.

Community Impact of a Company's Plant Closure

In E.I. DuPont de Nemours and Co. (avail. March 6, 2000), the Staff even ruled that the impact to a community of a plant closing down was a significant policy issue.

How widespread could that debate have possibly been?

Real Estate Loan and Foreclosure Practices

In Bank of America (avail. March 14, 2011), the Staff ruled that "[i]n view of the public debate concerning widespread deficiencies in the foreclosure and modification processes fm real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no action contest, the proponent listed some political discussions over the issue and then a full Google web search for four different terms that amounted to a little over 5 million returns. As noted above, as Google News search for the topic of my Proposal yielded more than 31 million returns. Again, the debate over my Proposal's topic dwarfs that of Bank of America.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Global Warming

The Staff has long ruled that global warming is a significant policy issue. In fact, the Staff even allows proposals that barely touch on global warming but are instead very specific to one miniscule issue concerning the climate. For example, in Choice Hotels International (avail. February 25, 2013), the Staff allowed a proposal that stated: "Resolved: Choice Hotels International Inc. shall write a report on showerheads that deliver no more than 1.75 gallons per minute (gpm) of flow-or a lower number (such as 1.6 and/or 1.5 gpm). A mechanical switch that will allow for full water flow to almost no flow shall be considered. Energy usage, anticipated guest and hotel owner reaction, installation logistics and related factors shall be considered."

The dispute over global warming is but one political/policy debate. And the debate over low-flow showerheads hardly constitutes a hot button, widespread issue.

And the list goes on.

In addition to the above list, I request that the Staff also compare my Proposal with every other proposal the Staff has determined raises a significant policy issue.

My Proposal is nearly identical to a previously permitted proposal and does not go as far as other previously accepted proposals. And my Proposal centers on the most widespread and significant policy issue imaginable. For all of these reasons, I request that the Staff reject the Company's claim that it may omit my Proposal under Rule 14a-8(i)(7).

CONCLUSION

The Company has clearly failed to meet its burden that it may exclude my Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, I respectfully request that the Staff reject CBS's request for a no-action letter concerning my Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-262-9204.

Sincerely,



Amy Ridenour

cc: Kimberly D. Pittman, CBS Corporation

KIMBERLY D. PITTMAN
VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL
CORPORATE AND SECURITIES



CBS CORPORATION
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6188

(212) 975-5896
FAX: (212) 597-4063
kim.pittman@cbs.com

VIA EMAIL (shareholderproposals@sec.gov)

January 20, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CBS Corporation - Shareholder Proposal Submitted by Amy Ridenour

Ladies and Gentlemen:

On behalf of CBS Corporation, a Delaware corporation (the "Company"), we are filing this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the shareholder proposal described below (the "Proposal") from the Company's proxy statement and form of proxy (together, the "2015 Proxy Materials") to be distributed to the Company's stockholders in connection with its 2015 annual meeting of stockholders (the "2015 Annual Meeting"). The Company respectfully requests confirmation that the staff of the Division of Corporation Finance of the Commission (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from the 2015 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008) ("SLB 14D"), question C, we have submitted this letter and the related correspondence from the Proponent (defined below) to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its 2015 Proxy Materials with the Commission. A copy of this letter and its attachments is being mailed simultaneously to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2015 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

THE PROPOSAL

On December 12, 2014, the Company received the Proposal dated December 11, 2014 from Amy Ridenour (the "Proponent") with respect to the 2015 Proxy Materials relating to the Company's 2015 Annual Meeting. The Proposal is set forth below:

"Human Rights Review

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute significant policy issues.

Whereas, the United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States, provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."

Resolved, the proponent requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015.

Supporting Statement

If management chooses, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution.

The United States of America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."

Some of America's most successful corporations explicitly protect these basic human rights of employees. The employee code of Coca-Cola, for example, pledges, "Your job will not be affected by your personal political view or your choice in political contributions."

A copy of this Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes that it may properly exclude the Proposal from its 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(3), as the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(10), as the Proposal has already been substantially implemented; and
- Rule 14a-8(i)(7), as the Proposal relates to the Company's ordinary business operations.

A. Analysis under Rule 14a-8(i)(3)

The Proposal May be Excluded Under Rule 14a-8(i)(3) Because the Proposal is Impermissibly Vague and Indefinite so as to be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a stockholder proposal calling for the board of directors to amend its greenhouse gas emissions policies as "vague and indefinite").

As further described below, the Proposal is excludable under Rule 14a-8(i)(3) because it is so inherently vague and indefinite as to be materially misleading, as the Proposal (1) fails to adequately describe key terms and is ambiguous as to the action requested, and (2) contains internal inconsistencies.

1. *The Proposal fails to adequately describe key terms and is ambiguous as to the action requested.*

The Staff has consistently concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be uncertain as to the matter on which he or she is being asked to vote, and what actions or policies the company should undertake if the proposal were enacted. *See AT&T Inc.* (avail. Feb. 21, 2014) (concurring in the exclusion of a proposal requesting that the board review company "policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities" to ensure protection of privacy rights, as "neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring in the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *The Boeing Co. (Recon.)*(avail. Mar. 2, 2011) (concurring in the exclusion of a proposal noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *AT&T Inc.* (avail. Feb. 16, 2010) (concurring in the exclusion of a proposal that sought disclosures on, among other things, payments for "grassroots lobbying" without sufficiently clarifying the meaning of that term); and *Puget Energy, Inc.* (avail Mar. 7, 2002) (concurring in the exclusion of a proposal requesting that the company's board implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy).

The Proposal is ambiguous and requires a great degree of subjective judgment in trying to ascertain the action requested. The resolution in the Proposal, which "requests that management review its policies related to human rights," implicates a review of multiple policies related to multiple types of human rights, which are undefined. In order for the Company to be able to determine with any reasonable certainty exactly what actions the Proposal requires, the Company must determine which policies relate to "human rights." The Proposal provides no objective guidelines or list of human rights that shareholders and management would be able to look to in order to ascertain which policies would be subject to the requested review. As broad and sweeping as the term "human rights" is, a multitude of policies maintained by a global diversified media company like ours with hundreds of subsidiaries could be, whether directly or through attenuated arguments, "related to" human rights. Even more unclear is the resolution's stated purpose for the review, which is to "assess areas in which the Company may need to adopt and implement additional policies." It is unclear what steps management would be required to take if the Proposal were adopted, given the Proposal's vague directive to "assess areas" and the complete lack of guidance as to what kind of "additional policies" should be adopted or implemented or what they should even relate to. The elusive nature of these key terms makes it impossible for a shareholder or the Company to determine, with reasonable certainty, the particular policies to be reviewed, adopted or implemented.

The remainder of the Proposal cannot be used to interpret the resolution, as it also contains key terms that are vague and indefinite. As discussed further below, the whereas clauses and supporting statement are singularly focused on one matter: protections for "employees to take part in his or her government free from retribution." This vaguely defined concept fails to explain the meaning of "human rights," which denotes either multiple types of human rights or human rights as a general concept, or "additional policies" in the resolution. The Proposal does not explain what forms of involvement by the

Company's employees when "tak[ing] part in . . . government" the Proposal seeks to protect. The phrase might be interpreted to mean only that employees should be free to vote as they please, make monetary contributions to a candidate's campaign for public office, join the political party of their choice, express their views on political issues, or run for public office. The phrase is not limited in scope by the Proposal, however, and may also be interpreted to extend to activities that could be harmful to the Company. Participation in government might, for example, be interpreted to include publicly advocating that the Company's activities or sales be limited in some respect or engaging in various forms of civil disobedience or other unlawful conduct, such as trespassing on government property to disrupt a legislative session or prevent or stall a Company project. Without any limits on the phrase "take part in his or her government," shareholders would be left to determine for themselves what conduct they are being asked to approve, and the Company would have no way of knowing what forms of employee conduct to protect from retribution.

Accordingly, the Proposal's failure to define or sufficiently explain the ambiguous key terms noted above causes the Proposal to be impermissibly vague and indefinite and therefore excludable under Rule 14-8(i)(3).

2. The Proposal contains internal inconsistencies.

The Staff has concurred in the exclusion of shareholder proposals under 14a-8(i)(3) where internal inconsistencies within a proposal have made it difficult for either shareholders voting on, or the company implementing, a proposal to determine with any reasonable certainty exactly what actions or measures the Proposal would require. *See General Electric Co.* (avail. Jan. 14, 2013) (concurring in the exclusion of a proposal with a conflicting mandate that executives not exercise certain stock options for life but return their shares to the company once those same options had vested, noting that "in applying this particular proposal . . . neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring in the exclusion of a proposal where the resolution, which sought a shareholder advisory vote on "the executive compensation policies and practices" discussed in the proxy statement, conflicted with the supporting statement, which portrayed the vote as addressing whether "the company's policies and decisions on compensation have been adequately explained").

The Proposal is internally inconsistent. The resolution at bar is expressed as a sweeping request for management to review the Company's policies related to "human rights." However, if one looks to the supporting statement and whereas clauses to interpret the elusive meaning of the resolution, the Proposal appears to be singularly focused on one matter: policies protecting the rights of "employees to take part in his or her government free from retribution." In fact, the Proponent cites the Coca-Cola employee code as the only example of the type of policy with which the Proponent is concerned, which states: "Your job will not be affected by your personal political views or your choice in political contributions." Thus, collectively, the whereas clauses and the supporting statement point to the fact that the Proponent is solely concerned with anti-retaliation protections for employees taking part in government. As a result, the whereas clauses and supporting statement (with its singular focus) appear disconnected from the action items in the resolution, which include a sweeping review of any and all Company policies related to any kind of human rights one can think of.

Because of the confusing message of the Proposal, a reasonable shareholder would be uncertain as to whether he or she is being asked to vote on a proposal related to management's fulsome review of any and all Company policies related to any and all human rights or a proposal related to management's review of Company policies to evaluate anti-retaliation protections for employees taking part in government. Similarly, any actions ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by shareholders voting on the proposal.

The Proposal includes key terms and phrases that are inherently vague and indefinite, leaving the Proposal open to multiple interpretations and requiring numerous and significant assumptions, and contains internal inconsistencies that cause confusion. As a result, neither the shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. For these reasons, the Proposal should be excluded on the basis that it is so vague and indefinite as to be inherently misleading under Rule 14a-8(i)(3).

B. Analysis under Rule 14a-8(i)(10)

The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The purpose of this exclusion is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See* Exchange Act Release No. 34-20091 (August 16, 1983); and Exchange Act Release No. 34-12598 (July 7, 1976) (discussing the predecessor to Rule 14a-8(i)(10)). Further, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release. The Staff has consistently concurred that a proposal has been "substantially implemented" and may be excluded, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a stockholder proposal. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 27, 2014); *The Goldman Sachs Group, Inc.* (avail. Feb. 12, 2014); *Hewlett-Packard Co.* (avail. Dec. 18, 2013); *Duke Energy Corp.* (avail. Feb. 21, 2012); *Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Cos. In.* (Jan. 17, 2007); *Johnson & Johnson* (avail. Feb. 17, 2006); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); and *The Gap, Inc.* (avail. Mar. 16, 2001).

The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). *See also Apple Inc.* (avail. Dec. 11, 2014) (concurring that a proposal requesting that a committee be established to oversee the company's policies and practices relating to public policy issues, including "human rights" among a list of other general issues, was substantially implemented, as the company's policies, practices and procedures, which included a business conduct code among other policies, compared favorably with the guidelines of the proposal); *The Goldman Sachs Group, Inc.* (avail. Feb. 12, 2014)(same); and *Duke Energy Corp.* (Feb. 21, 2012) (concurring that a proposal requesting the formation of a board committee to review and report on actions the company could take to reduce greenhouse gas emissions was substantially implemented because the company's policies, practices and procedures as disclosed in its Form 10-K and annual sustainability report, compared favorably with the guidelines of the proposal).

The resolution requests that "management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies." As noted above, we believe that the Proposal is vague and indefinite, rendering it impossible to determine with reasonable certainty which policies related to human rights are implicated by the Proposal. However, should the Staff disagree, there are already several core Company policies currently in place, that are already periodically reviewed, which address various human rights issues, the principal ones being the CBS Corporation 2014 Business Conduct Statement ("BCS")[1] and the CBS Corporation Supplier Compliance Policy ("SCP").[2] Both the BCS and the SCP are publicly available on the Company's website.

The BCS, attached hereto as Exhibit B, addresses important policies and rules that apply to the Company, its officers, employees and directors. The BCS includes policies related to: employment discrimination, harassment in the workplace, safe and healthy workplace environments, and participation in the political process and activities, among many other policies. The SCP, attached hereto as Exhibit C, articulates legal compliance and ethical business practice standards applicable to the Company's suppliers, including prohibitions on various forms of harassment, retaliation and discrimination, among other acts. In terms of the Proposal's request for a "review" of the Company's policies "related to human rights," management already periodically reviews these policies. In fact, the BCS was just reviewed in the fall of 2014, and the SCP was reviewed in the spring of 2013. As for the Proposal's request that the Company "report its findings, omitting proprietary information and at a reasonable expense, by December 2015," the BCS and SCP are already publicly available on the Company's website, as noted above.

Moreover, as noted previously, even if we attempt to interpret the vague and indefinite resolution using the supporting statement and whereas clauses of the Proposal, then it would appear that the only type of "human rights" policy on which the Proponent is focused is one related to "permit[ting] employees to take part in his or her government free from retribution." In fact, as noted previously, the Proponent provides an example in the supporting statement of such a policy, citing Coca-Cola's employee code, which provides that "[y]our job will not be affected by your personal political views or your choice in political contributions." The BCS already includes a section related to this subject, within the policy section entitled *Political Contributions and Payments*, which explicitly provides that:

[1] http://www.cbscorporation.com/_uploads/mce_files/2014%20CBS%20Corporation%20BCS.pdf
[2] http://cbscorporation.com/_uploads/mce_files/Supplier%20Compliance%20Policy_1.pdf

"[this] policy is not intended to discourage or prohibit our employees, officers, or directors from voluntarily making personal political contributions, from participating in the political process on their own time and at their own expense, from expressing their personal views on legislative or political matters, or from otherwise engaging in political activities, except where such participation or activities are otherwise prohibited by CBS policies (such as set forth in the CBS News Standards)."

Thus, the Company already has a clear policy addressing the Proposal's underlying concern and essential objective in the supporting statement and whereas clauses: protections for employee participation in his or her government free from retribution.

Where a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue. The Company already has adopted and implemented multiple policies "related to human rights," most notably those included in the recently reviewed SCP and the BCS, which includes a clear policy directly addressing the Proponent's underlying concern. Accordingly, the Company believes it has satisfactorily addressed the Proposal's underlying concerns and essential objective, and that its policies and practices, most notably under the BCS and SCP, compare favorably with the guidelines of the Proposal. For these reasons, the Proposal should be excluded on the basis that it is has been substantially implemented under Rule 14a-8(i)(10).

C. <u>Analysis under Rule 14a-8(i)(7)</u>

The Proposal May be Excluded Under Rule 14a-8(i)(7) Because it Deals with a Matter Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." According to the Commission, the determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

The 1998 Release also provides that "the policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because the Proposal implicates both of these considerations – the essential objective of the Proposal, taken as a whole, relates to the Company's management of its workforce and employee relations. The Staff has consistently permitted companies to exclude shareholder proposals pursuant to Rule 14a-8(i)(7) when such proposals concern relations between companies and their employees. *See Bank of America Corp.* (avail. Feb 14, 2012) (concurring with the exclusion of a proposal requesting that the company provide protection to engage in free speech outside of the workplace and to participate freely in the political process without fear of discrimination or other repercussion, noting that the proposal related to the company's "policies concerning its employees"); *Wal-Mart Stores, Inc.* (avail. Mar. 16, 2006) (concurring in the exclusion of a proposal requesting policy barring intimidation of employees exercising their right to freedom of association, noting that the proposal related to "relations between the company and its employees"); *Intel Corp.* (avail. Mar. 18, 1999) (concurring in the exclusion of a proposal requesting the adoption of an employee bill of rights, noting that the proposal related to the "management of its workforce").

More specifically, the Staff has consistently, recently and unequivocally concurred with companies wishing to exclude proposals related to the particular topic at bar – *i.e.*, protections for employees to participate in government without retaliation in the workplace – as involving a company's ordinary business operations, noting that the policies relate to company employees. The Proponent is the Chairman of The National Center for Public Policy Research ("NCPPR"), which has recently submitted to other companies proposals that are substantially identical to this topic, and the Staff has granted no-action relief in each case. *See Yum! Brands, Inc.* (avail. Jan. 7, 2015) (concurring in the exclusion of a proposal submitted by NCPPR suggesting that the board "consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage, on their personal time, in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace"); *The Walt Disney Company* (avail. Nov. 24, 2014) (concurring in the exclusion of a proposal submitted by NCPPR requesting that the board "consider the possibility of adopting anti-discrimination principles that protect employees' human right to engage in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace"); *Deere & Company* (avail. Nov. 14, 2014) (concurring in the exclusion of a proposal submitted by NCPPR urging the board "to adopt, implement and enforce a revised company-wide Code of Conduct that includes an anti-discrimination policy that protects employees' human right to engage in the political process, civic activities and public policy of his or her country without retaliation"); and *Costco Wholesale Corp.* (avail. Nov. 14, 2014) (concurring in the exclusion of a proposal submitted by NCPPR urging the board "to adopt, implement and enforce a revised company-wide Code of Conduct that includes an anti-discrimination policy that protects employees' human right to engage in the political process, civic activities and government of his or her country without retaliation").

This Proposal is the same basic proposal as those submitted by NCPPR, which have recently and repeatedly been deemed excludable by the Staff. NCPPR revised the resolutions in each of the above-mentioned proposals in successive attempts to pass muster, following each Staff concurrence with the applicable company to exclude – and this Proposal is simply the next iteration. The difference between this Proposal and the NCPPR proposals is that the focus – protections for "employees to take part in his or her government free from retribution" – is simply moved from the resolution to the whereas clauses and supporting statement.

It is clear why this next iteration includes this particular vague and indefinite resolution. In *Halliburton Company* (avail. Mar. 9, 2009), the Staff did not concur with the exclusion of a proposal with a resolution that is almost word-for-word the same as the resolution at bar in the Proposal: "Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009." Halliburton had also argued that the proposal was excludable under Rule 14a-8(i)(7) as relating to ordinary business operations. However, the Halliburton proposal is easily distinguished from this Proposal.

First, the Halliburton proposal included whereas clauses and supporting statements that were of a similar scope as, and were directly related to, its resolution. For example, the proposal listed various types of environments and situations related to human rights risks, referenced other companies with human rights policies, and identified various human rights standards as reference points. Here, the inclusion of this vague and indefinite resolution in the Proposal seems arbitrary and creates a disconnect from the remainder of the Proposal, since the whereas clauses and supporting statement are singularly focused on protections for "employees to take part in his or her government free from retribution" and not on the broader policy issue of human rights generally. Secondly, Halliburton only argued for exclusion of the proposal under Rule 14a-8(i)(7); the company did *not* provide arguments, as this no-action request letter does, that the proposal was excludable under 14a-8(i)(3), as being impermissibly vague and indefinite, or under Rule 14a-8(i)(7), as having been substantially implemented. Thus, the mere inclusion in this Proposal of an almost identical resolution that has previously passed muster in a completely different context cannot transform an otherwise excludable proposal (*i.e.*, based on the same subject matter as the excludable NCPPR proposals cited above) into a proposal properly placed before shareholders.

We acknowledge that the Staff has identified "human rights" as a "significant policy issue" in certain proposals. The Commission has stated that proposals relating to ordinary business matters that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* 1998 Release. Importantly, in assessing whether the proposal relates sufficiently to a significant social policy issue under Rule 14a-8(i)(7), the Staff considers "both the proposal and the supporting statement as a whole." *See* Staff Legal Bulletin No. 14C, Paragraph D.2. (June 28, 2005). As has already been mentioned, the underlying objective of the Proposal, as a whole, is for the Company to review its policies related to protections for "employees to take part in his or her government free from retribution." The Staff has not previously determined that the freedom to engage in the political process and civic activities is a significant policy issue -- and the Staff has declined, as recently as January 5, 2015, to review its stance in this regard. *See Deere* (*recon. denied* Jan. 5, 2015) (declining request from NCPPR to present to the Commission a review of its no-action response, in which the Staff granted no-action relief based on 14a-8(i)(7), noting that the proposal related to

"Deere's policies concerning its employees," in spite of proponent's effort to argue that the proposal raised a significant policy issue and specific request that the Staff rethink its position to deem it a significant policy issue.) *See also Walt Disney* (*recon. denied* January 5, 2015) (same).

The objective of the Proposal is management's review of policies related to protections for "employees to take part in his or her government free from retribution." Based on the Proposal's singular focus on this topic (exclusive of the vague and indefinite resolution arbitrarily inserted) and the history of no-action letters in which the Staff has concurred in the exclusion of similar proposals on the basis that they relate to ordinary business matters, the Proposal should be excluded under Rule 14(a)-8(i)(7).

Conclusion

Based on the foregoing, the Company believes that the Proposal may be omitted from the Company's 2015 Proxy Materials. Accordingly, we respectfully request that the Staff indicate that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials.

If you have any questions regarding this request, please do not hesitate to contact the undersigned at (212) 975-5896. Thank you for your consideration.

Very truly yours,



cc: Amy Ridenour
Larry Tu (CBS Corporation)
Senior Executive Vice President and Chief Legal Officer
Angeline C. Straka (CBS Corporation)
Executive Vice President, Deputy General Counsel and Secretary

EXHIBIT A

December 11, 2014

Angeline C. Straka
Secretary
CBS Corporation
51 West 52nd Street
New York, NY 10019

Dear Ms. Straka,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the CBS Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned CBS Corporation stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Amy Ridenour, ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Amy Ridenour

Enclosure: Shareholder Proposal – Human Rights Review

Human Rights Review

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute significant policy issues.

Whereas, the United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States, provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."

Resolved, the proponent requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015.

Supporting Statement

If management chooses, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution.

The United States of America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."

Some of America's most successful corporations explicitly protect these basic human rights of employees. The employee code of Coca-Cola, for example, pledges, "Your job will not be affected by your personal political views or your choice in political contributions."

KIMBERLY D. PITTMAN
VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL
CORPORATE AND SECURITIES


CBS
CORPORATION

CBS CORPORATION
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6188
(212) 975-5896
FAX: (212) 597-4063
kim.pittman@cbs.com

December 18, 2014

Amy Ridenour

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal

Dear Ms. Ridenour:

We received, on December 12, 2014, your stockholder proposal submitted under SEC Rule 14a-8.

Rule 14a-8 provides that a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities ***entitled to be voted*** on the proposal at the meeting, for at least one year by the date the holder submits a proposal. I have enclosed a copy of the relevant portion of Rule 14a-8 for your reference. To date, we have not received proper evidence of such ownership, which was required to be provided at the time you submitted your proposal under SEC rules.

I am writing to request that you provide, within 14 days of receiving this letter, evidence of your continuous ownership of at least $2,000 in market value of CBS Class A common stock for the one-year period prior to the date on which the proposal was submitted, in order for you to be eligible to present a shareholder proposal under Rule 14a-8.

Proper evidence of ownership is described in the enclosed excerpt from Rule 14a-8. Please direct the evidence of ownership to my attention. If you do not have the required holdings of CBS Class A common stock, then the proposal is not eligible to be presented at the CBS Corporation annual meeting of stockholders by you, and we respectfully request that you withdraw the proposal.

We appreciate your interest in CBS.



Kimberly D. Pittman

cc: Lawrence P. Tu
Angeline C. Straka

Encl.
4151481

General Rules and Regulations promulgated under the
Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

    i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

    ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

        A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

        B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

        C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

FAX

December 30, 2014

TO: Ms. Kimberly D. Pittman
Vice President, Associate General Counsel
Corporate and Securities
CBS Corporation
Fax (212) 597-4063

FR: Amy Ridenour 
Shareholder

RE: Proof of Ownership

3 page fax, including cover

Dear Ms. Pittman:

Please find attached to this fax cover sheet a letter from my broker, Charles Schwab, verifying that I have owned 55 shares of CBS Class A stock (CBSA) continuously since 4/2/2013 as of this date. I hereby attest that I intend to hold said shares continuously up to and following the 2015 CBS Corporation meeting of shareholders.

I am sending this verification in support of the shareholder proposal I submitted received by CBS Corporation on December 12, 2014.

Sincerely yours,



Amy Ridenour

FISMA & OMB Memorandum M-07-16

charles SCHWAB

December 30, 2014

FISMA & OMB Memorandum M-07-16
Account #:
Questions: (877)-561-1918 Ext 34046

Amy Ridenour

FISMA & OMB Memorandum M-07-16

Dear Ms. Ridenour,

I'm writing in regards to your request for information on your IRA account, the holdings information you requested is listed below:

Name: Amazon.com Inc.
Ticker: AMZN
Current holding: 13 shares
Current market value: $4,033.90
Continuously held since: 02/05/2013

Name: McDonalds Corp.
Ticker: MCD
Current holding: 28.847 shares
Current market value: $2,718.83
Continuously held since: 02/05/2013

Name: Comcast Corp. New Class A
Ticker: CMCSA
Current holding: 160 shares
Current market value: $9,419.20
Continuously held since: 11/02/2009

Name: CBS Corporation Class A New
Ticker: CBSA
Current holding: 55 shares
Current market value: $3,125.65
Continuously held since: 04/02/2013

Name: Exxon Mobil Corporation
Ticker: XOM
Current holding: 129.5472 shares
Current market value: $12,050.48

(Continued on Next Page)

Continuously held since: 10/30/2000

Name: Cabelas Inc.
Ticker: CAB
Current holding: 50 shares
Current market value: $2,618.50
Continuously held since: 02/05/2013

This letter is for informational purposes only and is not an official record. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (800) 435-4000.

Sincerely,

Michael Delgado

Michael Delgado
Help Desk Specialist - CS&S Help Desk
P.O. Box 52114
Phoenix, AZ 85072-2114

EXHIBIT B


CBS & YOU
YOUR COMPLIANCE PROGRAM

2014 Business Conduct Statement

CBS CORPORATION BUSINESS CONDUCT STATEMENT


CBS
CORPORATION

Dear Colleagues:

CBS is a company of great heritage, long known for its quality, creativity and integrity. We are committed to high standards in all that we do, from the content we create to the way we conduct ourselves in business. Honesty and integrity play a big role in our success, simply because a strong and established ethical code is a cornerstone of good business.

The CBS Corporation Business Conduct Statement reflects this commitment and outlines our most critical policies and guidelines. As CBS employees, we have a collective and individual responsibility to uphold high standards of appropriate and ethical business behavior.

Our Statement cannot anticipate all business situations that you may encounter. So we rely on you to use your good judgment, to consider what is right and prudent, and to ensure that business is carried out in accordance with this Statement. We realize there may be times when you have questions or concerns about a matter or the ways in which this Statement may apply to a particular situation. In those cases, our Compliance Officers are available to help and guide you. Please do not hesitate to call on them.

Please read this Statement carefully and commit to abide by its terms. Once you have read this Statement, please complete the Employee, Officer, and Director Certification form.

An organization is only as good as its people. We trust that you will continue to deliver results the right way, with honesty and integrity. Thank you for your cooperation.

Sumner M. Redstone
Executive Chairman and Founder



Leslie Moonves
President and Chief Executive Officer





What's inside

Questions & Answers

1. What is the purpose of this Statement?
The purpose of this Statement is to bring together in one convenient place the most important policies and rules that apply to CBS Corporation, its officers, employees, and the members of the Board of Directors of CBS Corporation ("directors"), and to help us maintain a lawful, honest, and ethical environment in our Company.

2. To whom do the rules and policies in this Statement apply?
The rules and policies referenced in this Statement apply to all directors, officers, and employees of the CBS family of companies located in the United States, including those employed on a temporary, freelance, intern, or per-diem basis. For directors, officers, and employees located outside the United States, please consult the version of this Statement which applies to your country. When we refer to "your Company," we mean the business unit you work for, or CBS Corporation if you are a director, officer, or employee of the CBS Corporation corporate offices. When we refer to CBS, that includes your business unit as well as CBS Corporation.

3. What is the basis for all of these policies?
Many of the policies are based on laws, governmental rules, and regulations that apply to our employees, our officers, our directors, and CBS. Examples are the antitrust and securities laws; FCC rules and regulations; the Foreign Corrupt Practices Act; the Sarbanes-Oxley Act; New York Stock Exchange rules; laws against employment discrimination and harassment; and environmental, health and safety laws and regulations. We expect all employees, officers, and directors to comply with all governmental laws, rules, and regulations, whether or not a particular subject is specifically discussed in this Statement. Other policies in this Statement reflect our view of the right way to ensure that our conduct is lawful and ethical and that our workplace is free of unlawful discrimination and harassment and conducive to the work we need to accomplish.

4. What should you do if you have questions about the Statement or do not understand any part of the Statement?
We understand that even though you will have received training on many of these policies, you may still have some questions. Although we have done our best to be clear, some of the policies referenced in this Statement are based on complex laws and regulations. Each policy is important because even an unintentional violation of our policies may have serious consequences for CBS and any individual involved in the violation. For general questions, you should contact your supervisor, your Human Resources Representative, or any of the Compliance Officers identified in the section of this Statement entitled "Implementation of the CBS Business Conduct Statement." You may also consult an attorney in your Company's Law Department if you have questions about any of these policies.

5. What should you do when you receive this Statement?
You should read it carefully and make sure you understand each part. After you have done so, if you have a Company-issued e-mail address, you should log on to the CBS Eye on Ethics website via the CBS and You portal at **www.cbsandyou.com** and complete and submit the Employee, Officer, and Director Certification form. If you do not have a Company-issued e-mail address, you should instead sign the Employee, Officer, and Director Certification at the end of this booklet and return the Certification form to your Human Resources Representative.

6. What should you do if any important information that you disclosed on the Certification changes?

You are required to complete a new Certification form immediately whenever any important information on your disclosure form changes. If you have a Company-issued e-mail address, you can complete an updated Certification form online by logging on to the CBS Eye on Ethics website via the CBS and You portal at **www.cbsandyou.com**. If you do not have a Company-issued e-mail address, you should complete a paper Certification form and submit it to your Human Resources Representative. You can obtain a blank Certification form either by downloading a new form from the CBS and You portal at **www.cbsandyou.com** or by requesting a form from your Human Resources Representative. (Note: New disclosures with respect to entertainment and gifts, as discussed in the "Conflicts of Interest" section of the Statement, may be made initially to your Human Resources Representative or a Compliance Officer.)

7. What should you do if you disclosed information on a prior Certification and you are submitting a new or updated Certification?

You will be asked to review the Business Conduct Statement and complete a new Certification form at least once every two years. If you disclosed an exception on a prior Certification form and it is still applicable, you are obligated to disclose that exception again on your new or updated Certification form.

8. What should you do if you become aware of a violation of any rule or policy in this Statement?

You are required to report any violation or suspected violation of which you become aware. You should follow the Employee/Officer or Director Reporting Procedures in the section of this Statement entitled "Implementation of the CBS Business Conduct Statement" to report a violation or suspected violation of any rule or policy in this Statement.

9. How can you be sure your job will not be in jeopardy if you report a violation?

CBS will protect anyone who makes a good faith report of a violation or suspected violation of this Statement. We will take strong measures, which may include discipline up to and including discharge, against any person who retaliates against someone who makes a good faith report. Retaliation may also be a violation of the law.

10. Are these all of the policies that apply to employees, officers, and directors? Which policies take precedence?

This Statement replaces all prior versions of the CBS Business Conduct Statement. CBS has other policies that also are important; apply to CBS employees, officers, and directors; and operate together to ensure our compliance with applicable laws, rules and regulations. One example is CBS's detailed policies on payola and plugola, which apply to our broadcast businesses; others are CBS's Information Security Policies, CBS's Human Resources policies (which are accessible on the CBS and You portal), CBS's Company-Wide Guidelines (which are accessible at **CBSguidelines.cbs.net**), CBS's Antitrust and Competition Law Policy, and CBS's Financial Policies and Procedures Manual. In some instances, CBS also has more detailed policies about certain subjects discussed in this Statement. In those cases, the more detailed rules also apply to the extent they are consistent with this Statement.

If you have any questions about what policy applies on any subject, or if you need a copy of CBS's other policies on any subject, you should consult your supervisor, a Human Resources Representative, a Compliance Officer or an attorney in your Company's Law Department. If you are a director, please contact CBS's Corporate Secretary.

Business Conduct Statement

I. COMPLIANCE WITH LAWS, RULES, AND REGULATIONS

Obeying both the letter and spirit of the law is one of the foundations of CBS's ethical standards. It is CBS's policy to comply with all applicable laws, rules, and regulations. You are expected to strive for excellence and to contribute to our shared success through appropriate personal conduct.

You must always conduct business affairs with honesty, integrity, and good judgment. You must respect and obey the laws of the cities, states, and countries in which we operate. While you are not expected to know the details of all the laws that govern our business in every jurisdiction, you are expected to understand the laws and regulations applicable to your duties at your Company and to understand the regulatory environment within which CBS operates well enough to know when to seek advice from supervisors, managers, Company lawyers, or other appropriate personnel.

II. CONFLICTS OF INTEREST

Your primary business responsibility is to your Company and to CBS, and you are expected at all times to work in the best interests of your Company and CBS. "You" for all purposes of this section includes you and your immediate family (defined as your spouse, domestic partner, and minor children), as well as any person or entity you control or in which you have a substantial ownership interest. You should not attempt to circumvent this policy by doing indirectly through others what you would be prohibited from doing directly yourself. Your Company and CBS expect you to refrain from engaging in any activity that would either conflict or interfere with the performance of your responsibility to your Company or CBS, or conflict with, or have the appearance of conflicting with, the business or financial interests of your Company or CBS. Even the appearance of a conflict of interest can undermine our integrity in the minds of our co-workers, our customers, our suppliers, or the public. It is not possible to outline every conflict of interest, but some common circumstances and guidelines follow.

Disclosing and Addressing Potential Conflicts of Interest

CBS requires that you disclose, in writing, any personal, business, or other relationship that could potentially affect your business judgment on behalf of your Company and CBS. The existence of a *potential conflict of interest,* such as one or more of the situations discussed below, does not necessarily constitute a violation of CBS's conflict of interest policy. Our policy is one of disclosure and review of potential conflicts and prohibition of *actual conflicts of interest.* In some cases, disclosure may be all that is required. In others, the situation may require additional action to avoid a conflict of interest or to remedy one. <u>But remember, in all cases, you must disclose all potential conflicts of interest.</u>

Prevention of Actual Conflicts of Interest

CBS has established procedures to review all disclosures of potential conflicts of interest to determine whether there is a significant risk that the situation presented is likely to affect your business judgment. If it is determined that an actual conflict of interest may exist, CBS will determine what additional actions are required to be taken by you, your Company, and/or CBS with respect to the situation. CBS's determination that a particular situation does not give rise to an actual conflict of interest will not be considered a waiver of its conflict of interest rules.

<u>Here is an example of how CBS's disclosure and review process works</u>: Suppose your spouse, domestic partner, significant other, relative, or someone with whom you have a close, personal relationship works for your Company, CBS or another unit of CBS, or owns (or is employed by) a supplier of your Company, CBS or another unit of CBS. You are required to disclose this potential conflict of interest by promptly completing an updated BCS Certification. If your spouse, domestic partner, significant other, relative, or someone with whom you have a close, personal relationship does not work for your Company but rather, another CBS unit, or does work for your Company but in a different department, CBS likely will determine that no actual conflict of interest exists. In addition, if you are not responsible for making decisions that directly affect the

supplier, CBS likely will determine that no actual conflict of interest exists. If, on the other hand, you are responsible for purchasing decisions that affect the supplier, CBS will likely determine that an actual conflict of interest exists and will require an appropriate remedy.

Certain types of conduct present an obvious danger of affecting your business judgment and therefore always are prohibited. An example from the list on the following page is soliciting or accepting money (or cash equivalents such as gift cards) for your personal benefit from a supplier of your Company. We expect you under all circumstances to avoid any conduct or activity, whether or not listed on the following pages, which is likely to affect your business judgment on behalf of your Company and CBS and therefore constitutes a prohibited actual conflict of interest. If you nonetheless have become involved in an actual conflict of interest situation, we expect you to disclose it promptly.

Disclosure Procedure

Your conflict of interest disclosure should be made on the Employee, Officer, and Director Certification form. If you have a Company-issued e-mail address, you must complete an updated Certification form online by logging on to the CBS Eye on Ethics website via the CBS and You portal at **www.cbsandyou.com.** If you do not have a Company-issued e-mail address, you should complete a paper Certification form and submit it to your Human Resources Representative. You can obtain a blank paper Certification form either by downloading a new form from the CBS and You portal at **www.cbsandyou.com** or by requesting a form from your Human Resources Representative. You must complete a new Certification form any time you become aware of a new conflict of interest or potential conflict of interest, or if your initial disclosure requires updating. If a prior disclosure is still applicable, you are obligated to include that disclosure again on your new Certification form.

Your Company or department may have additional specific policies regarding conflicts of interest, such as the CBS News Standards, which applies to all employees of CBS News. You are responsible for knowing and complying with the relevant policies applicable to you.

Examples of Actual or Potential Conflicts of Interest

1. I have started my own business that I conduct after work hours and on the weekends. Do I need to disclose my business and what it entails?
Answer: Yes. When a CBS employee develops a personal business, he or she must report it. A personal business interest may interfere with an employee's responsibility to the Company or create the appearance of doing so.

2. My brother is a consultant to my Company. Do I need to disclose this information?
Answer: Yes. When an employee's family member supplies services for the Company, or works for the Company, there is a risk that this relationship may affect the employee's business judgment. The proposed consultancy must be disclosed and approved by Company management.

3. I serve as a director on the board of a nonprofit organization. Do I need to disclose this activity?
Answer: Yes, you must disclose this activity. You owe a duty of loyalty to CBS and are expected to devote your principal efforts to CBS business. Depending on your Company or CBS's relationship with the non-profit organization, there is a risk that your volunteer activities may affect your business judgment or create the appearance of doing so.

4. I have been asked to serve as a director on the board of a for-profit corporation. Do I need to disclose this activity?
Answer: Yes, you must disclose this activity. Outside board service with a for-profit company (whether publicly traded or private) can present conflicts of interest or issues. As a result, unless your directorship is made at the request of CBS or your Company, you likely will not be permitted to serve on the board of a for-profit company.

5. What should I do if a supplier offers me tickets to an upcoming sporting event?
Answer: You should disclose the offer to your Compliance Officer, who will determine if you can accept the tickets. Your Compliance Officer will consider the value of the tickets and whether business will be conducted at the event. For example, if the tickets have only minimal value or are offered in connection with a hosted event at which

business will be conducted, there is a potential conflict but you may be allowed to accept the tickets. If the offer has substantial value because the tickets are greater than your business unit's established guidelines, are very hard to obtain, or are offered together with transportation, accommodations, or other valuable items, and no bona fide business will be conducted, it is likely that we will find an actual conflict of interest, and you will not be allowed to accept.

We have listed activities and interests that are conflicts of interest or potential conflicts of interest and should be disclosed. This list is not exhaustive, however. You must also disclose any other personal interest that may interfere with your business responsibility to your Company and to CBS or that may have the appearance of doing so. Because it is impossible to describe every potential conflict of interest, CBS relies on your commitment to exercise good judgment, to seek advice when appropriate, and to adhere to high ethical standards in the conduct of your professional and personal affairs.

You must disclose any of the following activities:

- Accepting fees, commissions, or any other personal benefit (other than as permitted in the next bullet point) from any person or business involved in any transaction with CBS.
- Accepting any of the following from a current or would-be supplier, customer, or competitor of your Company: entertainment, meals, gifts, discounts, services, transportation, or favors that (i) are worth more than a minimal value or (ii) obligate you or influence your decision-making in any way, regardless of value. Each Company establishes its own guidelines for what constitutes minimal value. If you do not know the amount that your Company has established as constituting minimal value, please ask a member of your Company's Law Department. Disclosures under this and the following paragraphs should be made to your Human Resources Representative or a Compliance Officer who will advise you if an updated Certification form is required.
- Offering or supplying entertainment, meals, transportation, gifts, or other favors to any person in a business relationship with your Company, other than those reasonable and appropriate for the individuals involved and the business at hand.
- Soliciting or accepting money (or cash equivalents such as gift cards) for your personal benefit in any amount from a current or potential supplier, customer, or competitor of your Company.
- Having a financial or management interest (as an employee, officer, or director) in customers, suppliers, competitors, or any enterprise that you know or reasonably believe has a business relationship with CBS. A financial interest need not be disclosed if it involves less than 1% of the stock of a publicly held company, unless it constitutes a significant portion of your net worth.
- Accepting an offer to participate, through a special allocation of shares, or otherwise receiving terms or benefits not generally available to the public in an offering of securities of, or underwritten by, any current or prospective supplier, customer, or competitor of your Company or a firm that provides or may provide investment banking, financial advisory, underwriting, or other similar services to your Company or any other entity with which your Company has a business relationship.
- Borrowing from or lending to any person in a business relationship with your Company, including customers, suppliers, or competitors (or fellow employees, other than in occasional nominal amounts) except for normal banking transactions with financial institutions.
- Engaging in business with, or as a customer or supplier of, your Company, other than in the ordinary course as an employee or a public consumer.
- Competing with your Company.
- Arranging or facilitating any business transaction between any of your relatives and your Company or between any of your relatives and any customer or supplier of your Company.

- Maintaining concurrent employment with your Company and with any other organization. Such employment may not create a conflict, but we do expect you to disclose any other employment; your Company may have special rules on this subject.
- Facilitating a known conflict of one of our suppliers, customers, or government officials, for example, by making a payment to an individual when you know the funds should go to his or her employer.
- Having members of your immediate family (defined as your spouse, domestic partner, and minor children) or, to your knowledge, your adult children, parents, or siblings employed by CBS, a customer, supplier, or competitor of your Company. If you have disclosed this type of potential conflict of interest, you should later report any change in the reported relationship that puts you in a greater position to influence or be influenced by your relative's employment. This situation does not require disclosure where neither you nor your immediate family member is in a position to influence decisions by either company.

We expect you to disclose conflict of interest situations involving members of your immediate family or, subject to the next sentence, your adult children, parents or siblings so that actual or potential conflicts of interest can be addressed. As to other relatives, the rules depend on your knowledge of the situation. For example, we don't expect you necessarily to know about all of the investments and business relationships of your adult brother or sister, although we do expect you not to intentionally shield yourself from such information. If you do know that your adult sister owns a contractor that provides CBS with a service, you need to let us know. We may decide that it would be best if you were not the employee deciding whether to use that contractor or another contractor. Finally, nothing in this Statement is intended to prohibit you or any family member from engaging in regular consumer transactions with your Company or CBS.

Loans to Executive Officers, Directors, and Employees

CBS will not extend loans or credit to or for any of its directors or executive officers nor, except in very limited circumstances, to or for any of its employees. If you have any questions, you should discuss these rules with a Compliance Officer or CBS Corporation's Chief Legal Officer.

Corporate Opportunities

You owe a duty to your Company and to CBS to advance their legitimate business interests when the opportunity to do so arises. You are prohibited from taking for yourself personally (or directing to a third party) a business opportunity that is discovered through the use of CBS property, information, or your position, unless your Company has already been offered the opportunity and turned it down and consents to your personal pursuit of the opportunity. More generally, you are prohibited from competing with CBS or using CBS property, information, or your position for personal gain.

III. CONFIDENTIALITY, INSIDE INFORMATION, AND FAIR DISCLOSURE

Confidentiality

In carrying out CBS's business, you often learn confidential or proprietary information about CBS, its customers, prospective customers, or other third parties. Employees, officers, and directors must maintain the confidentiality of all information entrusted to them, except when disclosure is authorized or legally required. Confidential or proprietary information includes, among other things, any nonpublic information concerning CBS, including its businesses, financial performance, results, or prospects, and any nonpublic information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed. You must preserve confidential information even after your employment (or service as a director or officer) ends.

Additionally, you are prohibited from recording the conduct of any CBS business via tape recorder, electronic recording device, or any other nonmanual or nonwritten means. Any exception to this prohibition must be fully compliant with applicable law and requires express authorization from one of your Company's attorneys or a CBS Corporation attorney.

Finally, you are prohibited from publicly discussing confidential or proprietary work-related matters, outside of appropriate work channels, including online in chat rooms, social networking sites (such as Facebook, Twitter or LinkedIn), or blogs. We expect you to fully comply with the terms of CBS Corporation's Social Media Policy, which is accessible on the CBS and You portal at **www.cbsandyou.com**. The disclosure of confidential information, or publicly making malicious or defamatory statements regarding your Company or CBS, or statements that reflect poorly on you as a representative of your Company or CBS, may result in disciplinary action, up to and including termination.

Question: I am "friends" with a co-worker on Facebook and (s)he posted some of the Company's confidential product development and business strategy information on his/her Facebook page. Is this permissible?
Answer: No, posting confidential or proprietary business information on Facebook is not permissible. Your co-worker may be disciplined, up to and including termination, for this violation of Company policy. If you become aware of such disclosures, you are required to report such activities as set forth in the Employee/Officer or Director Reporting Procedures in the section of this Statement entitled "Implementation of the CBS Business Conduct Statement."

Inside Information

The securities laws are complicated and in some cases difficult to understand. Violation of these laws may result in severe penalties, including criminal penalties for CBS or any individual involved in the violation. If you have a question about the possible application of the securities laws, you should promptly consult one of your Company's attorneys. Employees, officers, and directors who have access to or otherwise possess material inside information concerning CBS or any other corporation may not use that information in purchasing or selling stock or other securities. These restrictions also apply to transactions involving CBS securities in CBS savings and benefits plans, including the CBS 401(k) Plan's Company Stock Funds. You are also prohibited by CBS policy and the federal securities laws from communicating inside information (tipping) to any other person for use in purchasing or selling stock or other securities.

A determination as to whether information is "material" or "inside" depends on all of the relevant facts and circumstances.

"Material information" is any information that a reasonable investor would consider important in determining whether to buy or sell securities. For example, such information may include earnings information; changes in previously released earnings estimates; dividend changes; significant merger, acquisition, divestiture, or other significant commercial transaction proposals or agreements; major litigation; significant product news; and senior management developments. These examples are not a complete list of what may constitute material information. "Inside information" is material information that has not been effectively brought to the attention of the investing public. To avoid uncertainty, information should be viewed as having been effectively publicized only after it has been released to the public through CBS's public filings, wire services, press releases, or other widely available media, and a reasonable period of time has passed to enable the public to evaluate the information.

Additional Restrictions on Trading Company Securities and Preclearance Requirements

Because of their position with CBS or as a member of its Board of Directors, certain officers, our directors, and certain other employees are subject to additional restrictions on trading in CBS securities, including the securities of CBS Corporation and any of CBS Corporation's subsidiaries that may have publicly traded securities. These persons are required to preclear all trading in CBS securities with CBS Corporation's Chief Legal Officer or Deputy General Counsel and Secretary in advance, and certain of these persons would most likely be cleared to trade during a "window period" following the release of the respective Company's quarterly or year-end earnings. If these additional trading restrictions apply to you, you will have received a detailed memorandum that explains the rules.

Even during a window period, no one is permitted to trade if he or she is in possession of inside information.

Fair Disclosure

CBS is subject to the rules and regulations of the Securities and Exchange Commission (the "SEC"), which restrict the selective disclosure of material information to securities analysts and other market professionals prior to making it available to the general public.

These rules and regulations require publicly traded companies to make public any material nonpublic information (oral or written) that a company discloses to the financial community and stockholders. CBS may not communicate material nonpublic information selectively to analysts or stockholders. Public disclosure must be made prior to or contemporaneous with the communication of the information, for example, by filing the information on a report with the SEC, distributing a press release, or having conference calls to which the public has been provided advance notice and granted access. CBS Corporation has designated only its President and Chief Executive Officer; Chief Operating Officer; Executive Vice President, Investor Relations; and Senior Executive Vice President and Chief Communications Officer to make disclosures of material information. If CBS discovers that it has made an unintentional nonpublic disclosure of material information, public disclosure must be made promptly. If you have a concern about a disclosure, you should immediately contact the CBS Corporate Communications Department or a CBS attorney.

IV. FINANCIAL ACCOUNTING AND IMPROPER PAYMENTS

All CBS transactions must be accurately and fairly recorded to allow CBS's financial statements to be prepared properly and to ensure full accountability for all of CBS's assets and activities. Accounting and financial reporting practices are to be fair and proper, in accordance with, as applicable, generally accepted accounting principles (GAAP) in the United States of America and/or international accounting standards (IAS).

Each report on Form 10-Q and Form 10-K filed by CBS Corporation with the SEC must contain certifications from CBS Corporation's CEO and COO attesting to the fair presentation of our financial information and the effectiveness of our disclosure controls and internal controls over financial reporting.

Prohibited Financial Practices That Must Be Reported

We have listed below a few examples of financial practices that are always prohibited and that you should always report if you are involved in them or have knowledge of them. You should report not only improper accounting, but any breach of a control and any weakness of a control of which you may be aware. The following list, which is not exhaustive, prohibits anyone from:

- Approving, seeking reimbursement for, or making any payment if you know that any part of such payment is to be used for any purpose other than that described by the documents supporting the payment.
- Using CBS assets, facilities, or services for any improper purpose. You are personally responsible for all CBS funds and other assets over which you have control.

- Committing CBS assets for services, transactions, or liabilities if you do not have the appropriate level of approval or signatory authority.
- Fraud or falsification in the preparation, evaluation, review, or audit of any financial statement of CBS or any document, record, or information that is or may be used in any financial statement of CBS (for example, concealing or falsifying data given to internal or external auditors or used internally in the reporting of revenues).
- Fraud or misrepresentation in the preparation, recording, evaluation, review, or audit of an employee's expense report or any other financial document related to reimbursement of business-related expenses.
- Any practice that results in customers or clients being charged for services that were not provided or being charged an inflated price or more than agreed upon for a service.
- Any practice that intentionally results in the inflation or exaggeration of reported sales or revenues.
- Fraud in the recording and maintaining of financial records of CBS (for example, intentionally recording sales or expenses in the wrong period, capitalizing items that should be expensed, or recording personal expenses as business expenses).
- Noncompliance with CBS's internal accounting controls (for example, not obtaining required approvals).
- Misrepresentation to a senior officer or CBS's internal or external auditors or accountants regarding a matter contained in the financial records, financial reports, or audit reports of CBS.
- Deviation from full and fair reporting of CBS's results of operations, financial condition, or cash flows.
- Improperly influencing, coercing, manipulating, or misleading any independent public or certified accountant engaged in the performance of an audit of CBS's financial statements.

You may not engage in any misleading or deceptive financial practice, whether or not it is listed here, and you are required to report any such practices if you become aware of them. Please refer to the Employee/Officer or Director Reporting Procedures described in the section entitled "Implementation of the CBS Business Conduct Statement" for procedures to report improper financial practices or financial misconduct matters that have come to your attention.

Improper Influence of Auditors

You may not take any action (whether or not listed as an example below), directly or indirectly, to coerce, manipulate, mislead, or influence any of our auditors, when you know, should know, or intend that your actions may render our financial statements misleading. For example, you may not influence an auditor to (i) issue a report on CBS's financial statements that is not warranted in the circumstances, (ii) refrain from performing audit, review, or other procedures, (iii) refrain from issuing a report or withdrawing an issued report, or (iv) refrain from communicating matters to CBS Corporation's Audit Committee.

As additional examples of prohibited conduct, you may not (i) offer money, gifts, financial incentives, future employment or contracts for nonaudit services, (ii) provide inaccurate or misleading legal analysis or other information, (iii) threaten to cancel an auditor's existing engagements, (iv) seek to have an audit partner removed from the engagement, (v) engage in blackmail, or (vi) make physical or verbal threats.

V. EQUAL EMPLOYMENT OPPORTUNITY

CBS places a high value on providing equal employment opportunity and maintaining a diverse workforce. We work hard to comply with all applicable laws prohibiting discrimination and we strive to make our workforce reflect the rich diversity of our society and our customers. CBS recruits and hires without regard to race, color, sex, religion, national origin, ethnicity, age, marital status, sexual orientation, gender identity, gender expression, disability, veteran status, height, weight, genetic information, or any other basis prohibited by law. We strive to administer all personnel actions such as hiring, compensation, promotions, benefits, transfers, layoffs, Company-sponsored training, education, tuition assistance, terminations, and social and recreational programs in a manner consistent with equal employment opportunity.

All managers, directors, and supervisory personnel are required to make a personal commitment to practice and enforce the principles of our equal employment opportunity policy.

VI. HARASSMENT-FREE WORKPLACE ENVIRONMENT

CBS has a "zero tolerance" policy for sexual harassment or harassment based on race, color, sex, religion, national origin, ethnicity, age, marital status, sexual orientation, gender identity, gender expression, disability, veteran status, height, weight, genetic information, or any other basis proscribed by applicable law. Discriminatory treatment, including sexual harassment and harassment based on a person's race, age, or other protected status, is strictly prohibited. CBS will take all steps necessary and appropriate to stop such acts of harassment or discrimination of which it becomes aware.

Unlawful harassment may occur not only as a result of conduct by supervisors, but also due to conduct by directors and/or fellow employees, and, under some circumstances, conduct by customers, vendors, consultants, visitors, and independent contractors. Unlawful harassment can take place in the office or in work-related settings outside the workplace, such as during business trips, business meetings, and business-related social events. This Statement applies with equal force to conduct in all such settings.

Sexual harassment may exist where compensation or other employment benefits are conditioned on granting sexual favors. Sexual harassment also may exist where there is a hostile work environment caused by a pattern of unwanted sexual advances or unwanted visual, verbal, or physical conduct of a sexual nature.

Unwelcome sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature are sexual harassment when:

- Submission to the conduct is made, either explicitly or implicitly, a term or condition of the individual's employment.
- Submission to or rejection of the conduct by an individual is used as the basis for employment decisions affecting the individual (such as a promotion or a bonus).
- Or the conduct has the purpose or effect of unreasonably interfering with the individual's work performance or creating an intimidating, hostile, or offensive working environment.

Specific Examples of Inappropriate Work-Related Conduct

The following are examples of things you may not do, but the list is not exhaustive. CBS expects all directors, officers, and employees to observe the spirit as well as the letter of the harassment-free workplace policy. For example, you may not do any of the following:

- Ask for dates, or make sexual advances, where it is clear, or becomes clear, that the overture is unwelcome.
- Threaten or engage in retaliation after an overture or inappropriate conduct is rejected or in response to the good faith reporting of such conduct.
- Display or view sexually offensive or explicit objects, pictures, images, magazines, cartoons, screensavers, e-mails, voicemail messages, text messages, or posters, or engage in any other conduct that is likely to make people of a particular sex, race, religion, sexual orientation, or other protected class feel unwelcome, such as creating or forwarding suggestive or offensive images, jokes, cartoons, letters, notes, or invitations, whether transmitted by e-mail, voicemail, text messaging, or otherwise.
- Engage in any conduct or speech of an overtly sexual nature, whether welcome or unwelcome.
- Engage in inappropriate or threatening physical conduct, such as unwanted touching or impeding or blocking another person's movements.
- Make inappropriate statements concerning a person's race, color, sex, religion, national origin, ethnicity, age, marital status, sexual orientation, gender identity, gender expression, disability, veteran status, height, weight, or genetic information, or inappropriate statements of a sexual nature, such as comments about an individual's body or appearance or intrusive questions or comments.

Supervisor/Subordinate Relationships

CBS recognizes that consenting romantic or sexual relationships may develop between a supervisor and a subordinate. These relationships may lead to complications and significant difficulties for the supervisor, the subordinate, others in the workplace, and CBS. If a consenting romantic or sexual relationship between a supervisor and a direct or indirect subordinate should develop, CBS requires the supervisor to disclose this information to his or her Company's Human Resources Department to ensure that there are no issues of actual or apparent favoritism, conflict of interest, sexual harassment, or any other negative impact on others in the work environment.

Upon being informed or learning of the existence of such a relationship, CBS will take steps that it deems appropriate to protect the workplace environment.

This policy applies regardless of whether the supervisor/subordinate relationship (i) is direct or indirect or (ii) involves one party who is employed by CBS and another party who is not, but gives or receives direction to/from a CBS employee.

What to Do if You Have a Complaint

As with other violations of this Statement, if you believe you have been subjected to conduct that you believe violates this policy, or if you are aware that such conduct is occurring, please refer to the Employee/Officer or Director Reporting Procedures described in the section entitled "Implementation of the CBS Business Conduct Statement." CBS investigates all complaints about conduct that violates this harassment-free workplace environment policy and will not tolerate retaliation against any person who makes a good faith report of misconduct.

VII. INTERNATIONAL BUSINESS

All employees, officers, and directors are expected to comply with laws of the country in which they operate as well as United States laws and CBS policies governing business activities abroad. Your Company and CBS are committed to following all applicable anti-bribery laws.

Foreign Corrupt Practices Act and Other Bribery Laws

Directors, officers, and employees of CBS Corporation, and all its subsidiaries and affiliates (foreign and domestic), and their respective agents and representatives are prohibited (except as set forth below) from making any payment or offer of payment or furnishing or promising of gifts or any other benefits to any (i) foreign official, (ii) political party, (iii) candidate for foreign political office, (iv) officer or employee of an international organization or (v) immediate family members of any of the above (collectively "official") to induce that official to affect any government act or decision or to assist CBS in obtaining or retaining business or any other unfair advantage. For example, a payment to a foreign official to obtain an operating license, a tax incentive or exemption, or a regulatory change is an improper payment under the Foreign Corrupt Practices Act ("FCPA"), the UK Bribery Act 2010, and other applicable bribery laws. CBS policy prohibits bribes, payments, or gifts to any employee or agent of a foreign government. This policy extends to indirect payments made through agents and includes the use of personal funds. CBS directors, officers, and employees are prohibited from doing through a third party intermediary that which they are prohibited from doing directly.

There are certain very limited circumstances under which payments to foreign officials, political party officials, candidates for political office, and officers or employees of an international organization are permitted by law. In countries where United States-based companies or foreign nationals are permitted to make political contributions, the term "political contributions" may include payments for fundraising dinners, the contribution of employee services, allowance of additional paid vacation time for employees who volunteer their services for a political candidate, and other similar events and activities as well as actual contributions to political parties or candidates. In all circumstances, no CBS funds, assets, services, or facilities of any kind may be contributed to any foreign official, political party official, candidate for office, or officer or employee of an international organization, whether directly or through an intermediary, without advance approval from the Executive Vice President, Government Affairs, one of your Company's lawyers if you are an employee or officer, or CBS Corporation's Corporate Secretary if you are a director.

Once again, remember that no payments or provision of other benefits from assets of CBS are to be made or offered, directly or indirectly, to any domestic or foreign government, official, employee, candidate for public office, or government agent for the purpose of influencing, or because of, any official act. You should always consult with a member of your Company's Law Department or the Executive Vice President, Government Affairs if you are contemplating any form of entertainment with a government official as special rules may apply to such circumstances.

The law also requires that CBS's books and records accurately report all payments made by or on behalf of CBS. See also "Section IV. Financial Accounting and Improper Payments" for additional information.

Antiboycott Laws

U.S. antiboycott laws are designed to prevent businesses from cooperating with unsanctioned foreign boycotts of countries friendly to the United States, such as the boycott of Israel by certain Arab countries. In general, the antiboycott laws and regulations prohibit any cooperation with a foreign boycott, including, for example, by way of (i) refusal to do business with another person; (ii) discriminatory employment practices; (iii) furnishing information on the race, religion, sex, or national origin of any U.S. person; (iv) furnishing information concerning any person's affiliations or business relationships with a boycotted country or any person believed to be restricted from doing business in the boycotting countries; or (v) utilizing letters of credit or other documents containing boycott provisions. You must report any "Boycott Request" immediately to your Company's attorneys if you are an employee or officer, and to CBS Corporation's Corporate Secretary if you are a director. "Boycott Request" means (i) a contractual provision or instruction requiring participation in a boycott (e.g., requiring CBS to agree that it will not furnish goods or services from a particular country, or that goods of a particular origin are prohibited); (ii) a requirement for certification about business relationships (e.g., requiring CBS to certify that it is not incorporated or headquartered in a particular country and does not have any branches, affiliates, or operations in a particular country); or (iii) a request for information about CBS's business or the nationality of CBS's officers, directors, or employees.

U.S. Embargoes

At the time this Statement was printed, trade is banned entirely with the following countries under U.S. embargo: Cuba, Iran, North Korea, Sudan and Syria. In addition, trade and certain activities are restricted in the following countries and regions: Balkans, Belarus, Burma (Myanmar), Democratic Republic of Congo, Former Liberian Regime of Charles Taylor, Ivory Coast and Zimbabwe. In addition to these sanction programs, there are also several different lists, maintained by different U.S. government offices, of persons and entities with whom trade is banned or restricted, including some in countries not included in the preceding list. The prohibitions and restrictions imposed under these regulations affect exports, imports, travel, currency transactions, assets, services, and accounts. You should review any proposed activity with respect to any of these countries with your Company's attorneys in advance.

In addition, since the list of countries and the list of persons and entities subject to these restrictions change from time to time, you should be sensitive to the possibility that other countries and the list of persons and entities hostile to the United States are subject to trade restrictions. You should consult with your Company's attorneys before initiating activity with such countries, persons, or entities. Generally, all parties to any prospective international business transaction should be "screened" against the various United States Government lists of banned and restricted parties (e.g., the OFAC list of specially designated nationals, the Commerce Department's Denied Parties List, and the Commerce Department's BIS Entity List), and no transaction may be concluded in which any such banned or restricted party is a participant, or has an interest, unless specifically authorized by your Company's Law Department. This rule applies equally to foreign subsidiaries of CBS, which may be prohibited from doing business with certain countries (including companies based there) even though their competitors are not. For example, no CBS company may do business with Cuba.

Competition Laws

Many nations and the European Union have enacted competition laws that are similar to U.S. antitrust laws and prohibit certain anticompetitive activity such as price fixing and allocation of markets. Accordingly, if you are an employee or officer, you should consult your Company's attorneys and if you are a director, you should consult CBS Corporation's Corporate Secretary in advance whenever a question arises concerning the application in other jurisdictions of the policies and guidelines set forth in this Statement.

VIII. FAIR DEALING AND COMPETITION

CBS seeks to excel and outperform its competition honestly and fairly. CBS seeks competitive advantages through superior performance, not from illegal or unethical business practices.

The purpose of the antitrust and trade practice laws is to preserve a competitive economy in which free enterprise can flourish. CBS is committed to this principle and to full compliance with these laws in each jurisdiction within which it operates. The provisions of this Statement concerning antitrust, trade practices, and competition are not intended to serve as a complete and definitive statement of all aspects of the antitrust or trade practice laws or to lay down "bright line" rules. Rather, these provisions are intended to acquaint you with those areas involving antitrust risk so that you will be alert and better positioned to obtain legal advice on a "before the fact" basis. Federal, state, and international antitrust laws are complex, and no summary can address every issue or situation that might arise. Violation of these laws may result in severe penalties, including criminal penalties for CBS or any individual involved in the violation. You should consult your Company's attorneys whenever a question arises concerning antitrust laws or the subjects discussed below.

Relations With Competitors

Price Fixing

CBS's policy requires that all of its prices be determined independently in light of costs, market conditions, and competitive factors. Any agreement, written or unwritten, explicit or tacit, formal or informal, between competitors to fix, raise, peg, stabilize, or even lower prices, or to eliminate or reduce price competition, is *per se* unlawful. "*Per se*" means that the agreement is illegal regardless of any possible justification or excuse. Whether the agreement was "reasonable" or had the effect of lowering rather than raising prices is irrelevant; if competitors reached such an agreement, it is unlawful. Even an informal understanding or an unspoken mutual expectation that two competitors will achieve a common purpose may be found to constitute an illegal agreement. For example, you should never obtain a price list from competitors, nor should you ever send a price list to a competitor.

These rules apply not only to CBS as a seller but also to its transactions as a buyer competing to purchase goods and services.

Allocation of Markets

It is against CBS policy to have any agreement or understanding with a competitor to allocate or divide up customers, groups of customers, or lines of business, products, or geographic areas for which CBS and a competitor may compete. Such an agreement is *per se* unlawful. As with price fixing, even an informal, tacit, or unwritten understanding may be found to constitute an illegal agreement.

Trade Associations

CBS Corporation and its Companies are members of numerous trade associations. Trade associations can serve many appropriate purposes. Our participation in such associations may involve meetings with competitors. If you participate in trade association meetings or other activities on behalf of CBS or your Company, you must be very careful to avoid even the appearance of reaching or seeking an agreement as to prices, the allocation of customers or markets, or the refusal to deal with any party, including by sharing nonpublic price or market information, whether as part of "official" trade association meetings or in less formal discussions that may occur in conjunction with trade association activities. Agreements with competitors on standards, ratings, content, or business practices such as piracy enforcement may raise difficult questions under antitrust law and should be discussed with your Company's attorneys. If you have any doubt about whether the conduct at a trade association meeting (or any other meeting with competitors) is proper, you should announce your departure to make sure that your departure is noted, leave the discussion promptly, and consult your Company's attorneys. If you are interested in joining a trade association of which CBS is not already a member, you must first obtain approval from a Compliance Officer.

Relations With Customers and Suppliers

Selection of Customers and Suppliers

As long as your Company is acting unilaterally, it may refuse to deal with or terminate its relations with customers for legitimate business reasons, such as the refusal of the customer to conform to reasonable standards of performance, misuse or misrepresentation of your Company's products, poor credit, and the like. Such action should be explainable and justifiable in terms of your Company's legitimate interests.

Any understanding or agreement with competitors, other customers, or other suppliers, however, to refrain from doing business with a current or prospective competitor, customer, or supplier, or to set the terms upon which CBS will do business with them, is against CBS's policy and may be unlawful. Because any refusal to do business with an organization, whether initially or by termination of an existing relationship, often carries with it the possibility of litigation, you should consult your Company's attorneys in advance on such matters.

Your Company and CBS expect procurement personnel and other employees who transact business with suppliers, vendors, or subcontractors to communicate CBS's and your Company's mandate to comply with all applicable laws. If you conduct business with suppliers, vendors or subcontractors, you must ensure that all such contracts contain provisions that are consistent with applicable principles of this Statement. Violation of these requirements may lead to immediate termination of a supplier contract.

Long-Term Agreements, Exclusive Arrangements, and "MFNs"

Long-term agreements, including those with exclusivity provisions, often are efficient and pro-competitive arrangements. To minimize antitrust or other risk, however, you should consult your Company's attorneys before entering into any long-term affiliation, distribution, or supply agreement (other than a simple, short-term agreement on a previously approved form for the purchase or sale of goods or services) that differs in any material respect from one previously approved. You also should consult your Company's attorneys before entering into any exclusive arrangements or agreements providing that your Company will provide a purchaser's or licensor's entire requirements for a product, will purchase or license its entire requirements from a single supplier, or will supply its entire output in a region to a single customer or distributor. Most favored nations provisions (MFNs), whether in your Company's favor or in favor of your Company's supplier or customer, also raise questions that should be discussed with your Company's attorneys.

Resale Prices

It is permissible to suggest resale prices to customers. However, it is against CBS policy and may be unlawful to have any understanding or agreement concerning the actual resale prices to be charged by our customers. It is up to the customer, using its independent business judgment, to decide whether to follow our suggestions. It is generally against our policy, and may be unlawful, to condition further dealings with the customer on adherence to our suggestions or otherwise to coerce the customer in this regard. This policy applies to maximum as well as minimum prices and to discounts, allowances, and other aspects of the customer's pricing strategy.

Nonprice Restrictions

Appropriate limitations on customers that are not related to prices, such as clauses that restrict the transshipment of products or limit the territory in which a product may be resold or the types of customers to which a product can be resold, such as location clauses, may be permissible in agreements with customers or suppliers (but not with competitors). However, before you impose any such limitation, you should consult your Company's attorneys. Similarly, you should consult your Company's attorneys before imposing any restrictions on the handling of competitive merchandise by a customer.

"Tying" Arrangements

"Tying" arrangements, the practice of requiring a customer to purchase or license a product in order to obtain another product; "bundling" arrangements, the practice of offering an array of products or services at an advantageous price; and "full line forcing" or output arrangements, the practice of requiring a customer to buy or license a full line of programming or products or none at all, may raise important legal issues. These rules are particularly complicated in connection with licensing intellectual property. Many bundles are permitted, but the legal analysis may turn on whether we have market power in a market, the impact on competition, or other factors. You should consult your Company's attorneys before making any sale or license that suggests the possibility of a tying, bundling, or full line forcing arrangement or demanding that a customer or licensee deal only with respect to a bundle.

Price Discrimination and Promotional Allowances

A seller of goods (not services) is prohibited from discriminating in price between two or more competing purchasers of the same goods where the effect of such discrimination is to injure competition. The provision of more favorable promotional services or allowances to select customers where the effect is to injure competition is also prohibited. Buyers are prohibited from inducing unlawful price discrimination as well.

These prohibitions generally do not apply to licenses of intellectual property apart from the sale of goods, but may apply in certain cases.

This area of the law is particularly complex, and you should review all new pricing plans and decisions to offer discounts for goods with your Company's attorneys.

International Competition Law

CBS competes vigorously and fairly on a worldwide basis. Many countries, including those in the European Union, Canada, Australia, and other developed economies, have enacted competition laws similar to United States' antitrust laws, especially those prohibiting agreements among competitors to fix prices, rig bids, or allocate customers or markets. United States law may also apply to conduct occurring outside the United States. Importantly, some jurisdictions impose greater restrictions than United States law as to the manner in which you can deal with customers and suppliers. Accordingly, you should consult with your Company's attorneys in advance whenever questions arise concerning the application of the policies and guidelines outlined in this Statement outside the United States.

Commercial Bribery

In addition to the bribery of government officials, CBS also prohibits commercial bribery. A commercial bribe occurs when a person confers, or offers or agrees to confer, any benefit with the intent to improperly influence the recipient's conduct in relation to their employer's business affairs. The influence would be improper where intended to cause the recipient to breach an expectation that the recipient will act in good faith, with impartiality, or consistently with their fiduciary duties, or where the receipt of the benefit is itself otherwise improper under some requirement (legal or otherwise) applicable to that person. This means that no such offer, promise, grant or gift may be made if it could reasonably be understood as an effort to improperly influence a representative of a non-government-owned commercial entity to grant CBS a business advantage. Likewise, it would be improper for you to solicit or accept such a benefit.

Commercial bribery may be a crime. As with bribery of government officials, commercial bribery does not depend on whether any payment or benefit is actually made or received, or if anything is actually done by the recipient; it is improper simply to offer or to solicit such a payment or benefit. It also does not matter whether the person to whom the benefit is offered, promised or given is the same person as the person who is to improperly perform the relevant function. You are also prohibited from doing indirectly through a member of your immediate family (defined as your spouse, domestic partner, and minor children), your adult children, parents, siblings, or any agent or other third party anything you would be prohibited from doing directly in violation of this Statement or commercial bribery laws.

You may not give or receive commercial bribes or "kickbacks" in any form under any circumstances. "Kickbacks" are defined as any payment, service or gift that is or might be intended (or perceived as intended), directly or indirectly, to be in exchange for business or to influence any business decision or action. A kickback would include not just a payment of cash, but any offer, payment, promise to pay, or authorization to pay any money, gifts, products or services — anything of value sufficient to influence a decision. The making of questionable or improper payments is impermissible anytime and anywhere.

You are expected to use good judgment and to seek guidance from your Company's Law Department if you have any questions about these guidelines.

IX. PROTECTION AND PROPER USE OF CBS ASSETS; ELECTRONIC COMMUNICATION

All employees, officers, and directors should endeavor to protect CBS's assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on CBS's profitability. Any suspected incident of fraud or theft must be immediately reported for investigation. We expect you to use reasonable judgment and discretion when using CBS assets (including electronic systems, files, books, and records). You should not transact any significant personal business on CBS premises, on CBS time, or using CBS equipment or personnel (whether on staff or otherwise). CBS work facilities, property, and supplies, including its computer systems and the files maintained and used by such electronic systems (e.g., electronic mail system, voicemail, software, and computer files) regardless of password protection, telephones, photocopying facilities, mailroom, stationery, trademarks, and logos, all are CBS property and are provided to you for the performance of your duties for CBS. You must immediately return all CBS property (including property issued for home use) to CBS upon request or termination of your employment. We expect you to use CBS's electronic systems for proper business purposes. For example, you should never send an e-mail if you would not put the same words in a letter or memo or would not want them to be viewed as part of a lawsuit or investigation.

You also should never use CBS's electronic systems (including computers, e-mail, facsimiles, or other electronic communications) to view, create, or distribute offensive, vulgar, or pornographic images or materials. We understand that some personal use of CBS's electronic systems may be inevitable. We expect you to keep such use to a reasonable minimum. You should bear in mind that even personal data on CBS systems is subject to these policies.

Our systems may not be used to view, send, or forward content that violates our anti-discrimination or anti-harassment policies or for any purpose that is misleading, dishonest, or otherwise improper. While it is impossible to specify every potentially improper use of CBS's electronic systems, examples would include sending an e-mail that appears to be from a person other than yourself or accessing electronic files other than your own or those directly related to your work, even if you have password access to additional files.

E-mails, text messages, instant messages, or similar communications (including those sent to or from personal, password-protected e-mail accounts accessed using Company computers, laptops, tablets, BlackBerrys, other smart phones or other personal mobile or digital devices), voicemail messages, and usage records (such as electronic systems' logs) are not private communications. While CBS does not intend to routinely monitor the contents of e-mails, text, instant, or voicemail messages, or usage records, CBS does reserve the right to have authorized persons inspect or review at any time any data stored in its systems (including computer, e-mail, and voicemail systems), any data (such as text or instant messages, call or electronic systems' logs or history) generated by, or stored in, Company-owned and Company-paid electronics systems or mobile devices, all mail and e-mail sent to or from CBS business addresses, or even personal e-mail addresses when accessed from CBS systems or equipment and all CBS offices, furniture, fixtures, files, or other property. Accordingly, you should not use the Company electronic, e-mail or voicemail systems for any communication you expect to remain private or personal. Likewise, you should not regularly have personal mail or packages sent to you at your work address.

Further, we expect you to comply fully with the terms of the CBS Corporation Social Media Policy and the CBS Information Security Policies, which are available from your Human Resources Representative and also accessible on the CBS and You portal at **www.cbsandyou.com**.

X. RESPECT FOR INTELLECTUAL PROPERTY RIGHTS

As a company with very significant intellectual property assets, CBS is particularly aware of its obligations to respect the intellectual property rights of others even as it vigorously defends its own rights. In particular, we expect you to respect copyright laws, and we will take a very serious view of any use of CBS assets to infringe copyrights. You are not permitted to use CBS assets to duplicate or distribute copyrighted materials unless authorized by law or the copyright owner. Because of the prevalence of unauthorized and unprotected copyrighted material on peer-to-peer sharing services, you may not use CBS computers, systems or other equipment for access to such sites or to access any other site that promotes or facilitates the unauthorized distribution of copyrighted materials such as music, movies, television or radio programming, and books. Similarly, you may not use CBS systems to upload, download, stream, e-mail, or otherwise distribute copyrighted songs, movies, television or radio shows, books, or other copyrighted materials, unless CBS has the express right to do so.

You may not use unlicensed software on any CBS computer system, hardware device, or other equipment and you may not copy any software without authorization by your Company's Information Systems & Technology Department.

XI. CORPORATE COMMUNICATIONS

CBS maintains constructive contact with the financial, trade, and general news media. Because of the prominent profile of CBS, it is vitally important that you strictly observe the following procedures:

Talking to Members of the News Media

Unless you have been officially designated as a spokesperson by CBS's Corporate Communications Department, you may not comment or provide documents or information to members of the news media, bloggers, or social networking sites (such as Facebook, Twitter, or LinkedIn) on matters pertaining to CBS's or your Company's confidential business. This applies to all media contacts, whether "on the record," "off the record," unattributed, anonymous, or "background" contacts.

You must immediately report all inquiries from journalists about CBS's business to your Company's Corporate Communications Department before any response is made to the inquiry. It is important also to advise any outside consultants, law firms, or other third parties who are working under your supervision that they are not authorized to comment on any CBS matter and that they should report any press inquiries to you or to your Company's Corporate Communications Department. You should also contact your Company's Corporate Communications Department immediately if you become aware of a circumstance involving CBS that is likely to receive unusual attention from the news media, such as a lawsuit involving CBS or a highly controversial programming issue. Further, we expect you to comply fully with the terms of CBS Corporation's Social Media Policy, which is available from your Human Resources Representative and also accessible on the CBS and You portal at **www.cbsandyou.com**.

Issuing News Releases

Issuing news releases or written statements about CBS's business to the news media is a function handled exclusively by CBS's Corporate Communications Department. All major news announcements of material transactions, agreements, senior executive appointments, new ventures, and other extraordinary business developments must be submitted to CBS's Corporate Communications Department for prior approval if you are an employee or officer (and CBS Corporation's Corporate Secretary if you are a director). Where practicable, the applicable Corporate Communications Department should be notified at least 24 hours in advance.

Dealing With the Media on Non-CBS Business

You should discuss with your Company's Corporate Communications Department if you are an employee or officer (and CBS Corporation's Corporate Secretary if you are a director) any planned contact with the news media on non-CBS business where your relationship to CBS may be referenced in the resulting coverage. Further, we expect you to comply fully with the terms of CBS Corporation's Social Media Policy, which is available from your Human Resources Representative and also accessible on the CBS and You portal at **www.cbsandyou.com**.

Speeches and Presentations

You should advise CBS's Corporate Communications Department (or any other person(s) designated by your Company for this purpose) if you are an employee or officer (and CBS Corporation's Corporate Secretary if you are a director) prior to accepting an invitation to make a speech or presentation or appear on a panel on behalf of CBS or your Company.

When speaking in public or at industry forums, you should be careful to distinguish your personal views from positions of CBS or your Company. You may not make any comment that could reveal confidential information or, in any context in which you may be considered to be speaking on behalf of CBS or your Company, any inappropriate or offensive remark.

Presentations must not include financial information of CBS, your Company, or their businesses unless such financial information is previously reviewed and approved by the finance and accounting departments and the Chief Legal Officer of CBS or the General Counsel of your Company, as applicable.

Philanthropy

As a concerned corporate citizen, CBS is committed to supporting worthy organizations in its communities and its industries. In order to coordinate CBS's involvement with and contributions to charitable organizations, if you are an employee, you should consult with your Company's Corporate Communications Department prior to accepting an invitation to be honored and/or taking a leadership position at a charitable event. In addition, you must clear in advance all business-related charitable contributions, including in-kind donations of CBS's resources. Such clearance should be obtained from CBS's Corporate Affairs department at 1-212-975-2348 if you are an employee or officer (or CBS Corporation's Corporate Secretary if you are a director).

Government or Legal Communications

You should contact a member of your Company's Law Department immediately if you receive an inquiry, call, or correspondence from any law enforcement or regulatory agency, or an attorney purporting to represent a concerned party to such an inquiry or otherwise regarding alleged claims or violations of law or policies involving CBS. You should not accept any legal process (such as a subpoena, deposition notice, or summons and complaint) unless specifically approved by your Company's Law Department. Directors should contact CBS Corporation's Chief Legal Officer or Corporate Secretary.

XII. HEALTH, SAFETY, AND THE ENVIRONMENT

CBS policy is to provide a safe and healthy workplace for its employees and guests, to conduct its operations in an environmentally sound, socially responsible manner, and to comply with all applicable health, safety, and environmental (HSE) laws and regulations.

Responsibility for HSE performance rests with all employees, management and nonmanagement alike. Management is responsible for providing proper training on the rules and regulations applicable to the workplace, and the tools to do the job safely. Management will seek to reduce energy usage, where economically and technologically feasible, through conservation, energy efficient technology, and prudent management practices. In addition, management will seek to reduce the generation of waste, where practicable, through the application of pollution prevention, waste minimization, reuse and recycle technologies. Employees are responsible for following the rules, using the tools provided to them appropriately, and supporting management initiatives on HSE performance.

Accordingly, all employees are expected to adhere to the following general guidelines:

- Be familiar with and comply with all HSE laws and regulations that apply to your scope of work and location. If you are unfamiliar with these laws and regulations, ask your supervisor or a Compliance Officer.

- Follow the established safety procedures and rules of conduct for your location.
- Attend and/or complete any training assigned to you by your supervisor or Company.
- Apply the following principles of accident/incident prevention in your daily work:
  - Avoid unsafe practices;
  - Recognize and report unsafe conditions;
  - Implement corrective measures as necessary.
- Maintain your workspace in a safe condition.
- Use the personal protective equipment assigned for the work task.
- Promptly report any work-related injury or illness to your supervisor or your Human Resources Representative and seek appropriate treatment.
- When managing chemicals or wastes, you must prevent their improper use, storage, disposal or discharge to the environment, and any shipments of these materials must be properly labeled and packaged.

Specific guidance related to issues encountered in your division, work location, or position is available through your Company's Law Department or the Corporate Safety and Environmental Group.

Willful noncompliance with the Company's HSE policy will not be tolerated, and employees may be subject to disciplinary action up to and including termination for violating the policy.

XIII. POLITICAL CONTRIBUTIONS AND PAYMENTS

Applicable law and CBS policy prohibit the contribution of CBS funds, assets, services, or facilities to or on behalf of a federal political party, candidate, or political action committee ("PAC"). CBS policy also significantly restricts contributions to foreign political parties and candidates. Federal campaign contributions may be made by the CBS PAC.

Contributions to state and local candidates, political parties, and PACs are governed by individual state and local law. Any state or local contributions, including any PAC contributions, must be approved in advance by your Company's General Counsel, CBS Corporation's Chief Legal Officer and the Executive Vice President, Government Affairs (or their designees). The Executive Vice President, Government Affairs, must approve any solicitation of our employees, officers, or directors for a trade association PAC or other PAC.

Provision of any business courtesy, gift, or payment to any government or political party official, employee, candidate, or agent on behalf of your Company, whether in the United States or in a foreign country, and whether made directly or through an intermediary, must be approved by the Executive Vice President, Government Affairs, or your Company's attorneys in advance.

No payments or provision of other benefits from assets of CBS are to be made or offered, directly or indirectly, to any domestic or foreign government, official, employee, candidate, or agent, for the purpose of influencing, or because of, any official act.

Our policy is not intended to discourage or prohibit our employees, officers, or directors from voluntarily making personal political contributions, from participating in the political process on their own time and at their own expense, from expressing their personal views on legislative or political matters, or from otherwise engaging in political activities, except where such participation or activities are otherwise prohibited by CBS policies (such as set forth in the CBS News Standards). In the event you engage in the referenced activities or, where permitted, make a political contribution, you should specify that you are participating in your personal capacity and not as an employee, officer or director. CBS will not compensate or reimburse employees, officers, or directors, in any form, for a political contribution that such persons intend to make or have made. If you have questions regarding the application of CBS policies to any of the referenced activities, you should contact your Company's General Counsel.

You should be sure that your Company notifies the Executive Vice President, Government Affairs if an issue arises that is likely to generate political concerns at the national, state, or local level.

Implementation of the CBS Business Conduct Statement

Compliance Officers

Hazel-Ann F. Mayers serves as CBS Corporation's Chief Compliance Officer; Susan K. Anderson serves as CBS Corporation's Deputy Compliance Officer; and C. Pepper Brill serves as CBS Corporation's Assistant Compliance Officer. Lawrence Tu, CBS Corporation's Senior Executive Vice President and Chief Legal Officer, and Angeline C. Straka, CBS Corporation's Senior Vice President, Deputy General Counsel and Secretary, serve as Corporate Compliance Officers. In addition, the General Counsel of your unit within the Company (e.g., Simon and Schuster's General Counsel) serves as a Unit Compliance Officer. A list of Unit Compliance Officers is available from your Human Resources Representative. For purposes of implementing this Statement, all Unit Compliance Officers report to CBS Corporation's Chief Compliance Officer, who, along with Mr. Tu and Ms. Straka in connection with their Compliance positions, reports directly to the Chief Executive Officer and the Audit Committee of the Board of Directors.

The Compliance Officers are responsible for:

- Ensuring that the Statement is communicated to all employees, officers, and directors.
- Periodically reviewing CBS's operations to ensure compliance with the Statement.
- Periodically reviewing and updating the Statement.
- Ensuring that our employees, officers, and directors obtain timely guidance and any necessary educational or training programs on the Statement.
- Investigating violations or suspected violations of the Statement.
- Determining necessary responsive actions, including disciplinary actions, in the event of Statement violations.

CBS's officers, Human Resources Representatives, and attorneys (including those in the operating units) may carry out some of these functions on behalf of, or provide support to, the Compliance Officers.

Guidance Regarding This Statement

You should direct any questions concerning this Statement or questions of interpretation or application of this Statement to your supervisor, your Human Resources Representative, a Compliance Officer, or an attorney in your Company's Law Department if you are an employee, or to CBS Corporation's Chief Legal Officer if you are a director.

Reporting Violations

If you have experienced any conduct you believe violates any policy in this Statement or if you know of a violation or possible violation of a policy in this Statement or any other policy or applicable law, rule, or regulation, you are required to report such information promptly using the reporting procedures described below. Your failure to use these procedures to report a violation could result in disciplinary action, including possible termination, and/or could affect your legal rights.

Early reporting and intervention are the most effective methods of resolving actual or perceived violations of the policies in this Statement. Therefore, while a fixed reporting period has not been established, we strongly urge you to report complaints or concerns as soon as possible so that the appropriate rapid and constructive action can be taken.

If you are an attorney for CBS, you should also consider whether you have any additional reporting obligations under Section 307 of the Sarbanes-Oxley Act. You may obtain guidance on these obligations from any of the Compliance Officers.

Employee/Officer Reporting Procedures

Reporting Violations of Statement Policies

We will take reports of violation or suspected violation of these policies very seriously. We have established the following employee reporting procedures to offer employees numerous paths by which to report conduct that violates our policies:

1. If you are comfortable speaking to your immediate supervisor, and your immediate supervisor is not involved in the impropriety, then schedule a meeting to discuss your concerns.

2. If "1" does not apply, or if you follow step "1" and you believe the impropriety is still occurring or you otherwise have not received a satisfactory response, then schedule a meeting with your department head if your department head is not involved in the impropriety.

3. If "2" does not apply, or if you follow step "2" and you believe the impropriety is still occurring or you otherwise have not received a satisfactory response, you should contact your Human Resources Representative if your Human Resources Representative is not involved in the impropriety.

4. If you would rather not contact any of these people, or if you have but believe the impropriety is still occurring or you otherwise have not received a satisfactory response, you should contact your Company's General Counsel if your General Counsel is not involved in the impropriety. Remember, your Company's General Counsel serves as one of the Unit Compliance Officers.

5. If you prefer not to involve your Company's General Counsel, or you have but believe the impropriety is still occurring or you otherwise have not received a satisfactory response, you may also report to the CBS Compliance Officers listed previously, through either of the following methods:

   - Call CBS OpenLine, the compliance telephone line, at 1-877-CBS-0888 or 1-212-975-9913 and follow the instructions provided in order to leave a message.
   - Send an e-mail from any location to: **CBSOpenline@cbs.com**.

6. If you would rather not contact any of these people, or you have but believe the impropriety is still occurring or you otherwise have not received a satisfactory response, then you may make a report directly to the Audit Committee of the Board of Directors by sending your message to the following mailbox: **auditcommittee@cbs.com**. While you are free to contact the Audit Committee in accordance with these procedures to report any concern, we prefer that you use this channel only in those instances where financial impropriety is involved including any accounting, internal accounting controls, audit, banking, financial crime, bribery or antitrust matter. In all other instances, please attempt to utilize the other reporting channels described in this Section first.

Because it allows for a more effective and efficient investigation and resolution of a violation or suspected violation, we prefer that you give your name and other pertinent information when making a report. However, you are not required to do so and may make a report anonymously if you prefer. If you choose to report anonymously, you should give a sufficiently detailed description of the factual basis for the allegations to allow an appropriate investigation.

There are several different methods for making an anonymous report. You may make a report by (a) leaving a message that does not include your name on the CBS OpenLine, the compliance telephone line, at 1-877-CBS-0888 or 1-212-975-9913 and following the instructions provided in order to leave a message; (b) writing a letter that does not include your name to a Compliance Officer; (c) using a computer that will not display your identity to send an e-mail to **CBSOpenline@cbs.com**; or (d) logging on to the CBS and You portal at **www.cbsandyou.com** (or Company intranet sites) and following available instructions.

Director Reporting Procedure
Directors should contact either the Chair of CBS Corporation's Audit Committee or the Chair of CBS Corporation's Nominating and Governance Committee for all reports.

Investigations
CBS will promptly and thoroughly investigate any allegation of conduct that may violate the policies in this Statement. Such an investigation may include the review of documents and other information or data and interviews of the parties involved and other individuals who may have relevant information.

We will make reasonable efforts to maintain confidentiality throughout the investigation process, to the extent reasonable, practical, and consistent with our obligations and the need to investigate and take appropriate corrective action.

You, of course, must respond truthfully, promptly, and fully to all inquiries made by Compliance Officers and compliance support personnel and disclose any information that may be pertinent. Withholding pertinent information, providing incomplete information, or attempting to mislead or misdirect any investigation (or encouraging or pressuring others to do so) may result in disciplinary action up to and including termination. Moreover, if you have reason to believe that a violation has been committed, or that an investigation by either CBS or a governmental agency is underway, you must retain all potentially relevant documents (including computer discs, computer files, computer tapes, hard drives, audiotapes, e-mails, voicemails, calendars, dayplanners, etc.). If you have any doubt about the propriety of destroying a document in this or any other context, you should consult a Compliance Officer in advance.

If you have reason to believe that other individuals have unlawfully destroyed or falsified, or are considering destroying or falsifying, documents that might be relevant to an investigation or any other legal matter, you must consult a Compliance Officer immediately.

Retaliation
You will not be retaliated against because of a good faith report or because you cooperate with an investigation of a suspected violation. Any such retaliation would be a separate violation of this Statement. Retaliation includes discharging, demoting, suspending, harassing, or in any manner discriminating against any employee in the terms and conditions of employment as a result of such employee's lawful reporting of a complaint. Information that is disclosed or discovered during the course of an investigation may be considered with regard to possible disciplinary or corrective action. Please note, however, that you may not submit a bad faith report, that is, a report you know to be false. Any abuse, such as raising a malicious allegation, or one you know to be unfounded, will be dealt with as a disciplinary matter.

Appeals
If you have made a report about improper conduct that affects you personally and you have included your name while reporting, a representative from your Company will consult with you as and where appropriate at the conclusion of the investigation. If you disagree with the outcome of a situation in which you are directly involved, you may appeal to the head of your Company's Human Resources Department or the General Counsel of your Company. If you still disagree with the outcome after that appeal, you may appeal further to CBS Corporation's Senior Executive Vice President, Chief Administrative and Chief Human Resources Officer and CBS Corporation's Senior Executive Vice President and Chief Legal Officer.

Waiver and Disclosure

This Statement can be found on the CBS Corporation website at **www.cbscorporation.com**, the CBS and You portal at **www.cbsandyou.com**, and on Company intranet sites.

From time to time, CBS may waive certain provisions of this Statement. Any employee or officer who believes that a waiver may be called for should discuss the matter with his or her Human Resources Representative, a Compliance Officer, or an attorney in his or her Company's Law Department. Directors should consult CBS Corporation's Corporate Secretary. Ultimately, any waiver of this Statement for an employee must be granted by a Compliance Officer. Only the Board of Directors or a committee thereof may grant a waiver for certain designated executive officers or any director and any such waiver will be disclosed to CBS's stockholders within the time period required by law.

Severability

If any provision of this Statement is held to be illegal, void, or unenforceable because of any law or public policy, the remaining provisions shall continue in full force and effect without being impaired or invalidated in any way.

Disciplinary Actions

CBS expects employees, including individuals employed on a temporary, freelance, intern or per-diem basis (collectively "employees"), to strive for excellence and to contribute to our shared success through appropriate personal conduct. Although nothing in this policy affects CBS's express at-will employment policy, in the event of unacceptable behavior, CBS reserves the right to determine appropriate disciplinary action. CBS may take such action, up to and including suspension without pay or termination, against any employee, officer, or director who violates a policy contained in this Statement. For example, CBS may discipline or discharge:

- Any employee, officer, or director who authorizes or participates directly or indirectly in an action that is a violation.
- Any employee, officer, or director who withholds information concerning a violation, who refuses or fails to fully cooperate in an investigation, who fails to provide complete information, or who willfully misleads an investigation (or encourages or pressures others to do so).
- Any employee, officer, or director who engages in sexual or other prohibited forms of harassment.
- The supervisor(s) of any violator, to the extent that the circumstances of the violation reflect inadequate supervision, lack of diligence or competence.
- Any employee, officer, or director who attempts to retaliate, directly or indirectly, or encourages others to do so, against an individual for making a good faith report of a violation or suspected violation or against an individual who cooperates with an investigation of such violation or suspected violation.

CBS also expects employees, officers and directors to comport themselves at all times in a professional manner. For example, while CBS may not take action based upon mere arrest for a legal violation unrelated to Company business, it does reserve the right to conduct its own investigation and reach its own determination if conduct has impugned the reputation of CBS.

In Closing

Please remember that CBS expects you to observe the spirit, as well as the letter, of its policies. You may not try to accomplish indirectly what the policies prohibit you to do directly. For example, you may not evade the policies by using personal funds or resources, rather than CBS funds or resources, or by having family members or agents engage in conduct on your behalf if the policies would prohibit you from engaging in such conduct.

Similarly, you cannot encourage, participate in, or assist in conduct that would violate these policies.

Thank you for your help in making CBS a responsible member of the corporate community and an ethical and safe place to work.

2014 Employee, Officer, and Director Certification

In order to promote an ethical and law-abiding environment, CBS requires that, among other things, you complete and return this form to your Human Resources Representative if you are an employee or officer, or to CBS Corporation's Corporate Secretary if you are a director. At the bottom of this form (use additional pages if necessary) you must disclose any currently existing conflicts of interest or potential conflicts of interest required to be disclosed by this Statement, including previously disclosed conflicts of interest that currently exist. **You must complete and return a new form any time circumstances arise such that your initial disclosures require updating.**

Certification:
I certify that I have received, carefully read, and understand the CBS Business Conduct Statement. I also certify, to the best of my knowledge, that I have fully complied with each of the policies in the Statement and that I do not have anything to disclose under the Conflicts of Interest or other policies contained in the Statement, except for any exceptions listed below. **I understand that in executing this Certification, I am required to list any and all exceptions that were disclosed on prior Certifications to the extent the exceptions are still applicable.** I also certify that, to the best of my knowledge, all of my previous disclosures and certifications were complete and truthful at the time they were made and that I have promptly updated and will promptly update such information if there are any changes in the circumstances surrounding my previous disclosure(s). I agree to follow each of the policies in the Statement while I work for CBS and to promptly disclose anything these policies require me to disclose.

BUSINESS UNIT	DATE
NAME (PLEASE PRINT)	EMPLOYEE WORK TELEPHONE NUMBER
TITLE	EMPLOYEE DEPARTMENT AND LOCATION
SIGNATURE	EMPLOYEE SUPERVISOR/DEPARTMENT HEAD

EXCEPTIONS AND CONFLICT OF INTEREST DISCLOSURE (CONTINUE ON ADDITIONAL PAGES IF NECESSARY):

EXCEPTIONS AND CONFLICT OF INTEREST APPROVAL:

(TO BE COMPLETED BY SUPERVISOR, HUMAN RESOURCES REPRESENTATIVE, DEPARTMENT HEAD OR COMPLIANCE OFFICER)

☐ I HAVE REVIEWED THE ABOVE EXCEPTION AND/OR CONFLICT.

SIGNATURE	TITLE AND DATE APPROVED

APPROVED WITH THE FOLLOWING RESTRICTIONS:

FURTHER REVIEW REQUIRED BY

302141 9/14


CBS
CORPORATION

EXHIBIT C


CBS
CORPORATION
SUPPLIER COMPLIANCE POLICY

CBS strives to maintain throughout its global operations a work environment that reflects the highest standards of business ethics and workplace behavior, and is committed to legal compliance and ethical business practices in all of its operations worldwide.[1] In furtherance of these standards, CBS expects all of its suppliers ("suppliers") to comply with all applicable laws and regulations in the places in which they do business, to take strong measures to ensure that their suppliers do so as well, and to maintain the highest degree of ethics in every aspect of their business with CBS and others. CBS is firm in its resolve to do business only with those suppliers who share its commitment to integrity and ethical business practices.

Accordingly, CBS expects strict **COMPLIANCE** with:

- All applicable anti-corruption and anti-bribery laws, including in all cases the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act, the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and United States anti-boycott laws;
- All applicable laws regarding fair trade including free competition, anti-trust laws, and intellectual property rights;
- All applicable laws regarding political contributions and payments;
- Maintaining accurate financial reporting systems and records relating to each supplier's dealings with CBS;
- All applicable laws prohibiting discrimination, harassment and retaliation;
- All applicable laws regarding government contracting;
- All applicable laws regarding privacy, data and information security;
- Maintaining security and anti-piracy measures consistent with the highest level of security and generally maintained in the U.S. media industry to prevent theft, unauthorized copying or exploitation of CBS' intellectual property;

[1] "CBS" means CBS Corporation and all its businesses, divisions and subsidiaries, including, without limitation: CBS Television Network, CBS Sports, CBS News and The CW; Showtime Networks, Smithsonian Networks and CBS Sports Network; CBS Television Stations; CBS Entertainment, CBS Television Distribution; CBS Radio; CBS Outdoor; CBS Television Studios; CBS Studios International; Simon & Schuster; CBS Interactive; CBS Films, CBS Records; CBS Consumer Products; EcoMedia and CBS Home Entertainment. For a full list, please contact a CBS attorney.

- All applicable laws regarding imports, exports and manufacturing, including those related to importation or exportation of technology, and responsible sourcing such as the Dodd-Frank conflicts minerals regulations, and regulations concerning the import or export of goods containing prohibited animal wildlife, plant product or by product;
- All applicable laws respecting fair and ethical employment practices including those relating to child and forced labor, immigration, wages, days of service, rest periods, hours, overtime, benefits, leaves, and occupational health and safety; and,
- All applicable laws regarding the environment.

CBS policy **PROHIBITS** all of the following conduct by its suppliers:

- Direct or indirect improper payments or offers of payment to any domestic or foreign government official or employee, as well as their representatives, agents or family members;
- Actual or perceived unethical or compromising conduct in relationships, actions and communications, such as the offering or giving of discounts, entertainment, meals, transportation, gifts or other favors or personal benefits to CBS employees other than as expressly provided in CBS's Business Conduct Statement ("BCS") which can be found at www.cbscorporation.com. Printed copies of the BCS are available upon request;
- Anti-competitive business practices and non-adherence to applicable local and international antitrust laws;
- Use of CBS's name, assets (including, without limitation, its intellectual property), facilities or services without prior written authorization or for any improper purpose;
- Disclosure of CBS's confidential and proprietary information to any third party (including, without limitation, the press) without prior written authorization;
- Acts of sexual, physical, mental or any other form of harassment, retaliation, abuse or improper discrimination in the workplace and in any work-related setting outside the workplace, such as during business trips, business meetings and business-related social events;
- Employing workers in breach of immigration laws, applicable minimum age of work laws or any other form of unlawful child labor;
- Employing workers by means of force, threats of force or physical restraint, or by means of actual or threatened abuse of law or legal process, or by any other means of scheme, plan or pattern intended to cause the person to believe that if that person did not perform such labor or service, that person or another person would suffer serious

harm or physical restraint; and,

- Behavior that violates import or export laws.

CBS cooperates with law enforcement authorities in the proper execution of their responsibilities. CBS also collaborates with its suppliers on educational programs and other efforts to enhance legal compliance in their industries.

By contracting with CBS, each supplier is representing and certifying to CBS that it is in compliance with the Policy set forth above. Should any supplier discover that it is not in compliance with this Policy, it must promptly provide written disclosure to CBS.

CBS also reserves the right to survey or audit its suppliers with respect to CBS business. Such surveys or audits may be conducted by CBS or through an independent third party. Audits may entail on-site inspections (whether announced or unannounced), interviews of suppliers' employees or agents or examining third-party environmental certifications.[2] If it is found that a supplier has committed one or more violations of this Policy, CBS will take action as it determines is warranted. Such action may include working with the supplier to ensure that steps are taken to address the violations and prevent their recurrence, to canceling the affected contract, terminating the relationship with such supplier, or commencing legal action against such supplier.[3]

For any questions regarding CBS's Supplier Compliance Policy, please contact a CBS Compliance Officer. The BCS identifies, and contains instructions on, the various means of communicating with CBS' Compliance Officers.

[2] To the extent that the right to audit a supplier as set forth herein contradicts any existing agreement between CBS and a supplier, it is expressly understood that the language set forth in the existing agreement is controlling.

[3] Nothing herein is intended to create an employment relationship with a supplier's employees or agents, to infringe upon the freedom of association rights of a supplier's employees or agents, or to create new or additional third party or supplier employee rights.